Exhibit 99.3

FINANCIAL RESULTS

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The Bank’s management is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of The Toronto-Dominion Bank and related financial information presented in this Annual Report. Canadian generally accepted accounting principles as well as the requirements of the Bank Act and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.
The Bank’s accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.
Management has assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2006 using the framework found in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2006 the Bank’s internal control over financial reporting is effective.
The Bank’s Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management’s responsibilities for the financial reporting and internal control systems.
The Bank’s Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.
The Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in a sound financial condition.
Ernst & Young LLP, the shareholders’ auditors, have audited management’s assessment of the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2006 in addition to auditing the Bank’s Consolidated Financial Statements as of the same date. Their report, which expressed an unqualified opinion on management’s assessment, can be found on page 72. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom such as comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark	Colleen M. Johnston
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
December 7, 2006

INDEPENDENT AUDITORS’ REPORT TO SHAREHOLDERS
We have audited the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2006 and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, United States (PCAOB). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the PCAOB, the effectiveness of The Toronto-Dominion Bank’s internal control over financial reporting as at October 31, 2006 based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 7, 2006 expressed an unqualified opinion thereon.
The consolidated financial statements for the years ended October 31, 2005 and 2004 were audited by Ernst and Young LLP and PricewaterhouseCoopers LLP who expressed an opinion thereon without reservation in the report dated November 22, 2005.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
December 7, 2006

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    71

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)
We have audited management’s assessment, included on page 71 of this Annual Report, that The Toronto-Dominion Bank maintained effective internal control over financial reporting as at October 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Toronto-Dominion Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Bank’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board, United States (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that The Toronto-Dominion Bank maintained effective internal control over financial reporting as at October 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as at October 31, 2006, based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB the consolidated balance sheets of The Toronto-Dominion Bank as at October 31, 2006 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended October 31, 2006 of the Toronto-Dominion Bank and our report dated December 7, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
December 7, 2006

72    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

Consolidated Balance Sheet

As at October 31
(millions of Canadian dollars)	2006	2005
ASSETS
Cash and due from banks	$2,019	$1,673
Interest-bearing deposits with banks	8,763	11,745
	10,782	13,418
Securities (Note 2)
Trading	77,482	65,775
Investment	46,976	42,321
	124,458	108,096
Securities purchased under reverse repurchase agreements	30,961	26,375
Loans (Note 3)
Residential mortgages	53,425	52,740
Consumer instalment and other personal	63,130	62,754
Credit card	4,856	2,998
Business and government	40,514	35,044
	161,925	153,536
Allowance for credit losses	(1,317)	(1,293)
Loans (net of allowance for credit losses)	160,608	152,243
Other
Customers’ liability under acceptances	8,676	5,989
Investment in TD Ameritrade (Note 25)	4,379	-
Trading derivatives (Note 17)	27,845	33,651
Goodwill (Note 5)	7,396	6,518
Other intangibles (Note 5)	1,946	2,124
Land, buildings and equipment (Note 7)	1,862	1,801
Other assets (Note 9)	14,001	14,995
	66,105	65,078
Total assets	$392,914	$365,210
LIABILITIES
Deposits (Note 8)
Personal	$146,636	$131,783
Banks	14,186	11,505
Business and government	100,085	103,693
	260,907	246,981
Other
Acceptances	8,676	5,989
Obligations related to securities sold short (Note 2)	27,113	24,406
Obligations related to securities sold under repurchase agreements (Note 2)	18,655	11,284
Trading derivatives (Note 17)	29,337	33,498
Other liabilities (Note 10)	17,461	18,545
	101,242	93,722
Subordinated notes and debentures (Note 11)	6,900	5,138
Liabilities for preferred shares and capital trust securities (Note 12)	1,794	1,795
Non-controlling interests in subsidiaries (Note 25)	2,439	1,708
Contingent liabilities, commitments and guarantees (Note 20)

SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: 2006 - 717.4 and 2005 - 711.8) (Note 13)	6,334	5,872
Preferred shares (millions of shares issued and outstanding: 2006 - 17.0 and 2005 - nil) (Note 13)	425	-
Contributed surplus	66	40
Foreign currency translation adjustments	(918)	(696)
Retained earnings	13,725	10,650
	19,632	15,866
Total liabilities and shareholders’ equity	$392,914	$365,210

The accompanying Notes are an integral part of these Consolidated Financial Statements.

W. Edmund Clark	Hugh J. Bolton
President and	Chair, Audit Committee
Chief Executive Officer

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    73

Consolidated Statement of Income

For the years ended October 31
(millions of Canadian dollars)	2006	2005	2004
Interest income
Loans	$10,832	$8,322	$6,958
Securities
Dividends	837	927	859
Interest	3,598	3,112	2,798
Deposits with banks	302	415	517
	15,569	12,776	11,132
Interest expense
Deposits	7,081	5,129	3,853
Subordinated notes and debentures	388	328	312
Preferred shares and capital trust securities (Note 12)	126	147	170
Other	1,603	1,164	1,024
	9,198	6,768	5,359
Net interest income	6,371	6,008	5,773
Other income
Investment and securities services	2,171	2,417	2,296
Credit fees	371	343	343
Net investment securities gains (Note 2)	305	242	192
Trading income (loss) (Note 22)	797	147	(153)
Service charges	937	787	673
Loan securitizations (Note 4)	346	414	390
Card services	383	279	172
Insurance, net of claims (Note 23)	896	826	593
Trust fees	130	111	78
Other	397	323	299
	6,733	5,889	4,883
Total revenues	13,104	11,897	10,656
Provision for (reversal of) credit losses (Note 3)	409	55	(386)
Non-interest expenses
Salaries and employee benefits (Note 15)	4,485	4,218	3,780
Occupancy, including depreciation	701	676	612
Equipment, including depreciation	599	609	562
Amortization of other intangibles (Note 5)	505	546	626
Restructuring costs (reversal) (Note 26)	50	43	(7)
Marketing and business development	470	469	384
Brokerage-related fees	164	226	228
Professional and advisory services	510	494	446
Communications	201	205	207
Other (Note 20)	1,042	1,296	1,169
	8,727	8,782	8,007
Dilution gain, net (Note 25)	1,559	-	-
Income before provision for income taxes, non-controlling interests in subsidiaries, net of tax, and equity in net income of associated company	5,527	3,060	3,035
Provision for income taxes (Note 16)	874	699	803
Non-controlling interests in subsidiaries, net of tax	184	132	-
Equity in net income of associated company, net of tax (Note 25)	134	-	-
Net income	4,603	2,229	2,232
Preferred dividends	22	-	-
Net income available to common shareholders	$4,581	$2,229	$2,232
Average number of common shares outstanding (millions) (Note 27)
Basic	716.8	691.3	654.5
Diluted	723.0	696.9	659.4
Earnings per share (Note 27) (in dollars)
Basic	$6.39	$3.22	$3.41
Diluted	6.34	3.20	3.39
Dividends per share (in dollars)	1.78	1.58	1.36

The accompanying Notes are an integral part of these Consolidated Financial Statements.

74    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

Consolidated Statement of Changes in Shareholders’ Equity

For the years ended October 31
(millions of Canadian dollars)	2006	2005	2004
Common shares (Note 13)
Balance at beginning of year	$5,872	$3,373	$3,179
Shares issued on exercise of options	119	125	99
Shares issued as a result of dividend reinvestment plan	328	380	174
Impact of shares (acquired) sold in Wholesale Banking	(20)	6	(41)
Repurchase of common shares	(35)	-	(38)
Issued on acquisition of TD Banknorth (Note 25)	-	1,988	-
Issued on acquisition of VFC (Note 25)	70	-	-
Balance at end of year	6,334	5,872	3,373
Preferred shares
Shares issued (Note 13)	425	-	-
Balance at end of year	425	-	-
Contributed surplus
Balance at beginning of year	40	20	9
Stock options (Note 14)	26	20	11
Balance at end of year	66	40	20
Foreign currency translation adjustments
Balance at beginning of year	(696)	(265)	(130)
Net foreign exchange losses from investments in subsidiaries and other items	(720)	(718)	(739)
Impact of reduction in investment in TD Waterhouse U.S.A. (Note 25)	66	-	-
Net foreign exchange gains from hedging activities	641	428	1,004
Provision for income taxes (Note 16)	(209)	(141)	(400)
Balance at end of year	(918)	(696)	(265)
Retained earnings
Balance at beginning of year	10,650	9,540	8,518
Net income	4,603	2,229	2,232
Common dividends	(1,278)	(1,098)	(890)
Preferred dividends	(22)	-	-
Termination of equity-based compensation plan	-	-	(24)
Premium paid on repurchase of common shares	(229)	-	(312)
Other	1	(21)	16
Balance at end of year	13,725	10,650	9,540
Total shareholders’ equity	$19,632	$15,866	$12,668

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    75

Consolidated Statement of Cash Flows

For the years ended October 31
(millions of Canadian dollars)	2006	2005	2004
Cash flows from (used in) operating activities
Net income	$4,603	$2,229	$2,232
Adjustments to determine net cash from (used in) operating activities
Provision for (reversal of) credit losses	409	55	(386)
Restructuring costs	50	43	(7)
Depreciation (Note 7)	343	322	294
Amortization of other intangibles	505	546	626
Stock option	26	20	11
Dilution gain, net	(1,559)	-	-
Net investment securities gains	(305)	(242)	(192)
Net gain on securitizations	(119)	(166)	(134)
Equity in net income of associated company	(134)	-	-
Non-controlling interests	184	132	-
Future income taxes (Note 16)	(17)	(261)	128
Changes in operating assets and liabilities
Current income taxes payable	88	2	(440)
Interest receivable and payable (Note 9, 10)	(146)	588	(141)
Trading securities	(11,707)	1,118	(12,003)
Unrealized gains and amounts receivable on derivatives contracts	5,806	46	(5,246)
Unrealized losses and amounts payable on derivatives contracts	(4,161)	(375)	5,873
Other	(252)	1,205	377
Net cash from (used in) operating activities	(6,386)	5,262	(9,008)
Cash flows from (used in) financing activities
Change in deposits	9,246	11,169	24,013
Securities sold under repurchase agreements	6,665	1,438	2,001
Securities sold short	2,707	5,305	2,325
Issue of subordinated notes and debentures	2,341	270	3
Repayment of subordinated notes and debentures	(978)	(1,419)	(158)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	8	(3)	(26)
Liability for preferred shares and capital trust securities	(1)	(765)	(225)
Translation adjustment on subordinated notes and debentures issued in a foreign currency	(45)	(24)	(62)
Common shares issued on exercise of options	119	125	99
Common shares (acquired) sold in Wholesale Banking	(20)	6	(41)
Repurchase of common shares	(35)	-	(38)
Dividends paid in cash on common shares	(950)	(718)	(716)
Premium paid on common shares	(229)	-	(312)
Issuance of preferred shares	425	-	-
Dividends paid on preferred shares	(22)	-	-
Net cash from financing activities	19,231	15,384	26,863
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	2,982	(4,111)	(1,383)
Activity in investment securities
Purchases	(132,903)	(211,782)	(227,774)
Proceeds from maturities	112,962	193,415	201,585
Proceeds from sales	18,599	14,010	19,769
Activity in lending activities
Origination and acquisitions	(132,864)	(78,655)	(77,827)
Proceeds from maturities	113,477	62,956	63,457
Proceeds from sales	2,691	4,541	3,326
Proceeds from loan securitizations (Note 4)	9,939	7,365	5,564
Land, buildings and equipment	(494)	(814)	(207)
Securities purchased under reverse repurchase agreements	(4,578)	(4,487)	(4,413)
TD Banknorth share repurchase program (Note 25)	(290)	(603)	-
Acquisitions and dispositions less cash and cash equivalents acquired (Note 25)	(1,980)	(2,184)	-
Net cash used in investing activities	(12,459)	(20,349)	(17,903)
Effect of exchange rate changes on cash and cash equivalents	(40)	(28)	(16)
Net increase (decrease) in cash and cash equivalents	346	269	(64)
Cash and cash equivalents at beginning of year	1,673	1,404	1,468
Cash and cash equivalents at end of year, represented by cash and due from banks	$2,019	$1,673	$1,404
Supplementary disclosure of cash flow information
Amount of interest paid during the year	$9,085	6,433	$5,468
Amount of income taxes paid during the year	968	968	1,509

The accompanying Notes are an integral part of these Consolidated Financial Statements.

76    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

Notes to Consolidated Financial Statements

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BANK ACT
The accompanying Consolidated Financial Statements and accounting principles followed by The Toronto-Dominion Bank (the Bank), including the accounting requirements of the Superintendent of Financial Institutions Canada, conform with Canadian generally accepted accounting principles (GAAP).
The significant accounting policies and practices followed by the Bank are:

BASIS OF CONSOLIDATION
The Consolidated Financial Statements include the assets, liabilities, results of operations and cash flows of subsidiaries and certain variable interest entities (VIEs) after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities effectively controlled by the Bank. The Bank uses the purchase method to account for all business acquisitions.
When the Bank does not own all of the equity of the subsidiary, the minority shareholders’ interest is disclosed in the Consolidated Balance Sheet as non-controlling interest in subsidiaries and the income accruing to the minority interest holders, net of tax, is disclosed as a separate line item in the Consolidated Statement of Income.
The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank’s specific pro-rata share of assets, liabilities, income and expenses is consolidated.
Entities over which the Bank has significant influence are reported in investment securities, except for TD Ameritrade which is reported separately, and are accounted for using the equity method of accounting. The Bank’s share of earnings, gains and losses realized on disposition and write downs to reflect other-than-temporary impairment in the value of such entities is reported in the Consolidated Statement of Income.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions based on information available as at the date of the financial statements. Actual results could materially differ from those estimates. Loan losses, fair value of financial instruments held in trading portfolios, consolidation of VIEs, income taxes, valuation of investment securities, securitizations, valuation of goodwill and other intangibles, pensions and post-retirement benefits and contingent liabilities are areas where management makes significant estimates and assumptions in determining the amounts to be recorded in the Consolidated Financial Statements.

TRANSLATION OF FOREIGN CURRENCIES
Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Foreign currency income and expenses are translated at average exchange rates prevailing throughout the year. Unrealized translation gains and losses and all realized gains and losses are included in other income.
For self-sustaining foreign currency denominated operations, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the year. Unrealized translation gains and losses relating to the Bank’s self-sustaining operations, net of any offsetting gains or losses arising from hedges of these positions, and applicable income taxes, are included in shareholders’ equity. On disposal of these investments, the accumulated translation gain or loss is included in other income.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and amounts due from banks. These deposits are issued by investment grade financial institutions.

REVENUE RECOGNITION
Investment and securities services includes asset management, administration and commission fees, and investment banking fees. Asset management, administration and commissions fees from investment management and related services, custody and institutional trust services and brokerage services are all recognized over the period in which the related service is rendered. Investment banking fees include advisory fees, which are recognized as income when earned, and underwriting fees, net of syndicate expenses, which are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.
Card services include interchange income from credit and debit cards, annual fees and servicing fees in connection with securiti-zation activities. Fee income is recognized as earned, except for annual fees, which are recognized over a 12-month period.

COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

SPECIFIC ACCOUNTING POLICIES
To facilitate a better understanding of the Bank’s Consolidated Financial Statements, significant accounting policies are disclosed in the notes where applicable with related financial disclosures. A listing of all the notes is as follows:

Note	Topic	Page
2	Securities	78
3	Loans, Impaired Loans and Allowance for Credit Losses	80
4	Loan Securitizations	81
5	Goodwill and Other Intangibles	83
6	Variable Interest Entities	83
7	Land, Buildings and Equipment	84
8	Deposits	84
9	Other Assets	85
10	Other Liabilities	85
11	Subordinated Notes and Debentures	85
12	Liabilities for Preferred Shares and Capital Trust Securities	86
13	Share Capital	88
14	Stock-based Compensation	89
15	Employee Future Benefits	90
16	Income Taxes	95
17	Fair Value of Financial Instruments	96
18	Interest Rate Risk	97
19	Derivative Financial Instruments	99
20	Contingent Liabilities, Commitments and Guarantees	102
21	Concentration of Credit Risk	104
22	Trading-related Income	104
23	Insurance	105
24	Segmented Information	105
25	Acquisitions and Dispositions	107
26	Restructuring Costs	108
27	Earnings Per Share	109
28	Related Party Transactions	109
29	Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles	110
30	Subsequent Events	113
TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    77

FUTURE ACCOUNTING AND REPORTING CHANGES

Financial Instruments, Hedges and Comprehensive Income The CICA has issued three new accounting standards: CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; and Section 1530, Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning November 1, 2006. The principal impacts of the standards are as follows:
Financial assets will be classified as available for sale, held to maturity, trading, or loans and receivables. Financial liabilities will be classified as trading or other. Initially, all financial assets and financial liabilities must be recorded on the balance sheet at fair value. Subsequent measurement is to be determined by the classification of each financial asset and financial liability. Held-to-maturity assets will be limited to fixed-maturity instruments that the Bank intends to and is able to hold to maturity and will be accounted for at amortized cost using the effective interest method. Loans and receivables will also be accounted for at amortized cost using the effective interest method. Trading assets will continue to be accounted for at fair value with realized and unrealized gains and losses reported through net income. The majority of the remaining assets will be classified as available for sale and measured at fair value with unrealized gains and losses recognized through other comprehensive income. Certain assets and liabilities will be designated as trading under the fair value option.
Other comprehensive income will be a new component of shareholders’ equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank’s primary financial statements. Comprehensive income is composed of the Bank's net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.
The new standards require that all derivative instruments be recognized as either assets or liabilities and measured at their fair values. In addition, the new standards allow special hedge accounting for some types of transactions provided that certain criteria are met. For fair value hedges, where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the fair value of derivatives and hedged items attributable to the hedged risk will be recorded in the Consolidated Statement of Income. For cash flow hedges where the Bank is hedging the variability in cash flows related to variable-rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.
The CICA recently issued an exposure draft amending the transitional provisions relating to Section 3865, Hedges. The Bank will complete its determination of the transition adjustment for all three standards once the transition rules are finalized.

NOTE 2	SECURITIES

SECURITIES
Trading securities are purchased with the intention of selling in the near term. Trading securities, including trading securities sold short included in liabilities, are carried at fair value. Fair value is determined based on market value or, where market prices are not readily available, on quoted market prices for similar securities, on other third-party evidence or by using another valuation technique. Gains and losses realized on disposal and unrealized gains and losses from changes in fair value are included in trading income.
Investment securities comprise debt and equity securities purchased with the intention of holding for a period of time in accordance with the Bank’s originally established investment objectives but which may be sold in response to changes in such investment objectives arising from changing market conditions. Investment securities include investments in the merchant banking portfolio that are not publicly traded and are generally held for longer terms than most other securities. Equity securities are carried at cost and debt securities at amortized cost, adjusted to net realizable value to recognize other than temporary impairment. Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in net investment securities gains (losses). Realized and unrealized gains on securities used in hedging activities are included in income in the same period as the income from the items hedged.
Dividends and interest income on all securities is recognized on the accrual basis and included in interest income. Amortization of premiums and discounts on debt securities held for investment are deferred and amortized over the life of the asset and are included in interest income.

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS AND SOLD UNDER REPURCHASE AGREEMENTS
Securities purchased under reverse repurchase agreements consist of the purchase of a security with the commitment by the Bank to resell the security to the original seller at a specified price. Securities sold under repurchase agreements consist of the sale of a security with the commitment by the Bank to repurchase the security at a specified price. Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are carried at amortized cost on the Consolidated Balance Sheet. The difference between the sale price and the agreed repurchase price on a repurchase agreement is recorded as interest expense. Conversely, the difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as interest income. The Bank takes possession of the underlying collateral, monitors its market value relative to the amounts due under the agreements and when necessary, requires transfer of additional collateral or reduction in the security balance to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate the collateral held.

78    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

Securities Maturity Schedule

(millions of Canadian dollars)	Remaining term to maturity[1]
						With no
	Within	1 to 3	3 to 5	5 to 10	Over 10	specific	2006	2005
	1 year	years	years	years	years	maturity	Total	Total
Investment securities
Government and government-insured securities
Canada	$5,815	$506	$269	$248	$25	$-	$6,863	$7,074
Mortgage-backed securities	579	7,547	12,952	-	-	-	21,078	16,067
	6,394	8,053	13,221	248	25	-	27,941	23,141
Provinces	85	97	140	195	6	-	523	359
	6,479	8,150	13,361	443	31	-	28,464	23,500
Other debt securities
Canadian issuers	83	251	325	241	24	-	924	820
U.S. Federal Government	3,732	1,262	520	90	75	-	5,679	4,217
Other foreign governments	1,191	1,230	1,005	2	-	-	3,428	3,097
Other issuers	1,204	1,646	693	184	1,815	-	5,542	7,527
	6,210	4,389	2,543	517	1,914	-	15,573	15,661
Equity securities
Preferred shares	104	110	137	8	-	368	727	918
Common shares	-	-	-	-	18	2,194	2,212	2,242
	104	110	137	8	18	2,562	2,939	3,160
Total investment securities	12,793	12,649	16,041	968	1,963	2,562	46,976	42,321
Trading securities
Government and government-insured securities
Canada	2,437	3,175	666	1,183	1,533	-	8,994	7,357
Provinces	510	342	18	683	926	-	2,479	3,491
	2,947	3,517	684	1,866	2,459	-	11,473	10,848
Other debt securities
Canadian issuers	238	346	409	1,194	1,139	-	3,326	3,077
U.S. Federal Government	81	494	559	58	-	-	1,192	650
Other foreign governments	1,075	736	152	449	189	-	2,601	3,541
Other issuers	4,342	4,463	5,157	6,028	3,193	-	23,183	18,754
	5,736	6,039	6,277	7,729	4,521	-	30,302	26,022
Equity securities
Preferred shares	6	-	-	-	-	126	132	324
Common shares	-	-	-	-	-	35,575	35,575	28,581
	6	-	-	-	-	35,701	35,707	28,905
Total trading securities	8,689	9,556	6,961	9,595	6,980	35,701	77,482	65,775
Total securities	$21,482	$22,205	$23,002	$10,563	$8,943	$38,263	$124,458	$108,096

1Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Unrealized Securities Gains and Losses

(millions of Canadian dollars)				2006				2005
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Book	unrealized	unrealized	market	Book	unrealized	unrealized	market
	value	gains	losses	value	value	gains	losses	value
Investment securities
Government and government-insured securities
Canada	$6,863	$15	$5	$6,873	$7,074	$22	$16	$7,080
Mortgage-backed securities	21,078	64	1	21,141	16,067	24	42	16,049
	27,941	79	6	28,014	23,141	46	58	23,129
Provinces	523	5	2	526	359	5	1	363
	28,464	84	8	28,540	23,500	51	59	23,492
Other debt securities
Canadian issuers	924	6	3	927	820	10	2	828
U.S. Federal Government	5,679	1	12	5,668	4,217	-	2	4,215
Other foreign governments	3,428	2	37	3,393	3,097	30	7	3,120
Other issuers	5,542	10	55	5,497	7,527	39	61	7,505
	15,573	19	107	15,485	15,661	79	72	15,668
Equity securities
Preferred shares	727	108	1	834	918	93	1	1,010
Common shares	2,212	745	44	2,913	2,242	749	53	2,938
	2,939	853	45	3,747	3,160	842	54	3,948
Total investment securities	46,976	956	160	47,772	42,321	972	185	43,108
Trading securities	77,482	-	-	77,482	65,775	-	-	65,775
Total securities	$124,458	$956	$160	$125,254	$108,096	$972	$185	$108,883

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    79

Net Investment Securities Gains

(millions of Canadian dollars)	2006	2005	2004
Realized gains	$406	$293	$268
Realized losses	(18)	(15)	(29)
Write-downs	(83)	(36)	(47)
Total	$305	$242	$192

NOTE 3	LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

LOANS AND IMPAIRED LOANS
Loans are recorded at cost, net of an allowance for credit losses and net of unearned income, which includes prepaid interest and loan origination fees, commitment fees and loan syndication fees, and unamortized discounts.
Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.
Interest income is recorded on the accrual basis until such time as the loan is classified as impaired. When a loan is identified as impaired, the accrual of interest is discontinued.
An impaired loan is any loan where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, any loan where a payment is contractually past due 90 days is classified as impaired, other than a deposit with a bank, or a loan that is guaranteed or insured by the Government of Canada, the provincial governments in Canada or an agency controlled by anyone of these governments.
A deposit with a bank is considered impaired when a payment is contractually past due 21 days. A Government of Canada guaranteed loan is classified as impaired at 365 days in arrears.
Interest on impaired loans subsequently received is recorded initially to recover collection costs, principal balances written off and then as interest income. A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or restructured contractual conditions of the loan and all criteria for the impaired classification have been rectified.

ACCEPTANCES
Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.
The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank’s recourse against the customer in the event of a call on any of these commitments is reported as an offsetting asset of the same amount.

ALLOWANCE FOR CREDIT LOSSES
The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments which are both on and off the Consolidated Balance Sheet. Assets in the portfolio which are included on the Consolidated Balance Sheet are deposits with banks, loans, mortgages and acceptances. Items which are not recorded on the Consolidated Balance Sheet include guarantees and letters of credit. The allowance, including the allowance for acceptances and off-balance sheet items, is deducted from loans in the Consolidated Balance Sheet.
The allowance consists of specific and general allowances. Specific allowances consist of provisions for losses on identifiable assets for which book values are higher than estimated realizable values. Specific provisions are established on an individual facility basis to recognize credit losses on large and medium-sized business and government loans. In these instances, the estimated realizable amount is generally measured by discounting the expected future cash flows at the effective interest rate inherent in the loan immediately prior to impairment. For personal and small business loans and credit card loans, specific provisions are calculated using a formula taking into account recent loss experience. Specific provisions for credit card loans are recorded when account balances are 90 days in arrears. Credit card loans with payments 180 days in arrears are entirely written off.
General allowances include the accumulated provisions for losses which are considered to have occurred but cannot be determined on an item-by-item or group basis. The level of the general allowance depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. General allowances are computed using credit risk models developed by the Bank. The models consider probability of default (loss frequency), loss given default (loss severity) and expected exposure at default. This allowance, reviewed quarterly, reflects model and estimation risks in addition to management judgment.

80    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

Loans and Impaired Loans

(millions of Canadian dollars)
				Impaired		Total
	Gross	Gross		loans net		allowance	Net
	amount of	impaired	Specific	of specific	General	for credit	amount
2006	loans	loans	allowance	allowance	allowance	losses	of loans
Residential mortgages	$53,425	$16	$6	$10	$33	$39	$53,386
Consumer instalment and other personal	63,130	114	59	55	271	330	62,800
Credit card	4,856	38	21	17	92	113	4,743
Business and government	40,514	243	86	157	749	835	39,679
Total	$161,925	$411	$172	$239	$1,145	$1,317	$160,608

2005
Residential mortgages	$52,740	$19	$11	$8	$37	$48	$52,692
Consumer instalment and other personal	62,754	93	50	43	247	297	62,457
Credit card	2,998	-	-	-	58	58	2,940
Business and government	35,044	237	92	145	798	890	34,154
Total	$153,536	$349	$153	$196	$1,140	$1,293	$152,243

						2006	2005
Average gross impaired loans during the year						$354	$455

Included in residential mortgages are Canadian government-insured mortgages of $29,433 million at October 31, 2006 (2005 - $33,219 million). Gross impaired loans include foreclosed assets held for sale with a gross carrying value of $27 million at October 31, 2006 (2005 - $21 million) and a related allowance of $12 million (2005 - $11 million).
Included in consumer instalment and other personal loans are Canadian government-insured real estate personal loans of $13,702 million at October 31, 2006 (2005 - $12,111 million).

Allowance for Credit Losses

(millions of Canadian dollars)			2006			2005	2004
	Specific	General		Specific	General
	allowance	allowance	Total	allowance	allowance	Total	Total
Balance at beginning of year	$153	$1,140	$1,293	$266	$917	$1,183	$2,012
Acquisitions of TD Banknorth (includes Hudson) and VFC	-	87	87	27	289	316	-
Provision for (reversal of) credit losses	457	(48)	409	107	(52)	55	(386)
Write-offs[1]	(583)	-	(583)	(487)	-	(487)	(687)
Recoveries	129	-	129	245	-	245	273
Other[2]	16	(34)	(18)	(5)	(14)	(19)	(29)
Allowance for credit losses at end of year	$172	$1,145	$1,317	$153	$1,140	$1,293	$1,183

1 For the year ended October 31, 2006, there were no write-offs related to restructured loans (2005 - nil; 2004 - $7 million).
2 Includes foreign exchange rate changes, net of losses on loan sales.

NOTE 4	LOAN SECURITIZATIONS

When loan receivables are transferred in a securitization to a special purpose entity under terms that transfer control to third parties and consideration other than beneficial interest in the transferred assets is received, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. For control to have transferred, the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as defined in the CICA Accounting Guideline 12, Transfers of Receivables, the investors of the QSPE must have the right to sell or pledge their ownership interest in the QSPE and the seller cannot retain the right to repurchase the loans and receive more than trivial benefit.
As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account.
A gain or loss on sale of the loan receivables is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair value, quoted market prices are used, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions - credit losses, prepayment rates, forward yield curves and discount rates - which are commensurate with the risks involved.
Where the Bank retains the servicing rights and the benefits of servicing are more or less than adequate, based on market expectations, a servicing asset or liability is recognized, which is amortized in proportion to and over the period of estimated servicing income.
Other retained interests are classified as investment securities and are carried at cost or amortized cost and are reviewed for impairment on a quarterly basis. Subsequent to the securitization, any retained interests that are impaired are adjusted to net realizable value, which is determined using the present value of future expected cash flows.
The following table summarizes the Bank’s securitization activity. In most cases the Bank retained the responsibility for servicing the assets securitized.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    81

New Securitization Activity

(millions of Canadian dollars)					2006					2005	2004
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total	Total
Gross proceeds	$6,349	$6,741	$4,200	$633	$17,923	$5,928	$4,208	$5,200	$661	$15,997	$14,598
Retained interests	99	69	66	7	241	131	30	95	-	256	236
Cash flows received on retained interests	220	73	148	-	441	197	50	167	4	418	386

The following table summarizes the impact of securitizations on the Bank’s Consolidated Statement of Income.

Securitization Gains and Income on Retained Interests

(millions of Canadian dollars)					2006					2005	2004
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total	Total
Gain (loss) on sale	$(5)	$54	$63	$7	$119	$42	$22	$90	$12	$166	$134
Income on retained interests	87	55	85	-	227	122	50	76	-	248	256
Total	$82	$109	$148	$7	$346	$164	$72	$166	$12	$414	$390

The key assumptions used to value the retained interests are shown in the table below.

Key Assumptions

				2006				2005				2004
	Residential		Credit	Commercial	Residential		Credit	Commercial	Residential		Credit	Commercial
	mortgage	Personal	card	mortgage	mortgage	Personal	card	mortgage	mortgage	Personal	card	mortgage
	loans	loans	loans	loans	loans	loans	loans	loans	loans	loans	loans	loans
Prepayment rate[1]	20.0%	6.1%	43.9%	8.4%	20.0%	5.9%	41.6%	2.1%	20.0%	5.9%	40.0%	3.3%
Excess spread[2]	.6	1.1	13.1	.8	.7	1.1	13.2	-	.7	1.1	12.4	-
Discount rate	6.0	4.3	5.6	5.6	5.2	3.2	4.0	9.8	5.1	2.8	4.4	9.8
Expected credit losses[3]	-	-	2.3	.1	-	-	2.9	1	-	-	3.0	1

1 Represents monthly payment rate for secured personal and credit card loans.
2 The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3 There are no expected credit losses for residential mortgage loans as the loans are government-guaranteed.

During 2006, there were maturities of previously securitized loans and receivables of $7,984 million (2005 - $8,632 million, 2004 - $9,033 million). As a result, the net proceeds from loan securiti-zations were $9,939 million (2005 - $7,365 million, 2004 - $5,564 million).
The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests originated during the year to two adverse changes in each key assumption as at October 31, 2006. As the sensitivity is hypothetical, it should be used with caution.

Sensitivity of Key Assumptions to Adverse Changes

(millions of Canadian dollars)
	Residential			Commercial
	Mortgage	Personal	Credit card	mortgage
2006	loans	loans	loans	loans
Fair value of retained interests	$237	$73	$7	$8
Discount rate	6.0%	4.3%	5.6%	5.6%
+10%	$(2)	$(1)	$-	$(1)
+20%	(3)	(1)	-	(1)
Prepayment rate	20.0%	6.1%	43.9%	8.5%
+10%	$(6)	$(7)	$(1)	$-
+20%	(12)	(12)	(1)	-
Expected credit losses	-%	-%	2.3%	.1%
+10%	$-	$(1)	$-	$-
+20%	-	(1)	(1)	-

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

Loans Managed

(millions of Canadian dollars)			2006			2005
		Gross	Net		Gross	Net
	Loans[1]	impaired loans	write offs	Loans[1]	impaired loans	write offs
Type of loan
Mortgage loans	$69,730	$16	$2	$68,168	$19	$7
Personal loans	76,343	159	420	71,430	131	382
Other loans	42,452	243	57	36,519	205	(111)
Total loans reported and securitized	188,525	418	479	176,117	355	278
Less: loans securitized	27,917	7	25	23,874	6	36
Total loans reported on the Consolidated Balance Sheet	$160,608	$411	$454	$152,243	$349	$242

1 Net of allowance for credit losses.

82    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

NOTE 5	GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess purchase price paid on acquisitions over the fair value assigned to identifiable net assets, including identifiable intangible assets. Goodwill is not amortized but is assessed for impairment annually and when an event or change in circumstances indicates that the assets might be impaired. Goodwill is allocated to reporting units that are either the operating business segment or the business unit below the segment. Any goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. Any impairment in goodwill is charged to the Consolidated Statement of Income in the period in which the impairment is identified. Annual impairment testing on goodwill determined that no impairment write-downs were required in 2006 and 2005.

Goodwill by Segment

(millions of Canadian dollars)	Canadian Personal	U.S. Personal
	and Commercial	and Commercial	Wholesale	Wealth
2006	Banking	Banking	Banking	Management	Total
Carrying value of goodwill at beginning of year	$884	$4,328	$146	$1,160	$6,518
Goodwill acquired during the year	202	1,778	-	56	2,036
Sale of TD Waterhouse U.S.A.	-	-	-	(827)	(827)
Foreign currency translation adjustments	-	(301)	-	(30)	(331)
Carrying value of goodwill at end of year	$1,086	$5,805	$146	$359	$7,396

2005
Carrying value of goodwill at beginning of year	$884	$-	$146	$1,195	$2,225
Goodwill acquired during the year	-	4,642	-	-	4,642
Foreign currency translation adjustments	-	(314)	-	(35)	(349)
Carrying value of goodwill at end of year	$884	$4,328	$146	$1,160	$6,518

OTHER INTANGIBLES
The Bank’s intangible assets consist primarily of core deposit intangibles that represent the intangible value of depositor relationships acquired when deposit liabilities are assumed in an acquisition and term deposit, loan and mutual fund intangibles resulting from acquisitions. Intangible assets are amortized over five to 18 years, proportionate to the expected economic benefit.
All intangible assets are assessed for impairment at least annually and when an event or change in circumstances indicates that the assets might be impaired. There were no such circumstances in 2006, 2005 and 2004.
The table below presents details of the Bank’s other intangible assets as at October 31:

Other Intangibles

(millions of Canadian dollars)			2006	2005
	Carrying	Accumulated	Net carrying	Net carrying
	value	amortization	value	value
Core deposit intangible assets	$2,577	$1,675	902	$954
Other intangible assets	4,108	3,064	1,044	1,170
Total intangible assets[1]	$6,685	$4,739	1,946	$2,124

1 Future amortization expense for the carrying amount of intangible assets is estimated to be as follows for the next five years: 2007 - $425 million, 2008 - $338 million, 2009 - $248 million, 2010 - $198 million, 2011 - $158 million.

NOTE 6	VARIABLE INTEREST ENTITIES

A VIE is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them. The primary beneficiary is an entity that is exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns, or both.
The Bank is considered the primary beneficiary of Lillooet Limited, which is discussed in Note 25. The Bank has no other significant VIEs for which it is the primary beneficiary.
The Bank holds significant variable interests in VIEs where it is not considered the primary beneficiary. The Bank’s variable interests in these non-consolidated VIEs is discussed below.

MULTI-SELLER CONDUITS
Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank may provide credit enhancements, swap facilities or liquidity facilities to the VIEs as well as securities distribution services. Liquidity facilities are only available in the event of a general market disruption and the probability of loss is negligible. The Bank does not provide the services of its employees to the VIEs, nor does it have ownership interests in these VIEs. The Bank earns fees, which are recognized on the accrual basis.
As at October 31, 2006, the Bank was the administrator for multi-seller conduits, which held a total of $11 billion (2005 - $10 billion) in assets. While the probability of loss is negligible, the Bank’s maximum potential exposure to loss from these conduits through sole provision of liquidity facilities available only in the event of a general market disruption was $11 billion (2005 - $10 billion).

SINGLE-SELLER CONDUITS
The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet.
As at October 31, 2006, the Bank held variable interests in single-seller conduits with $4 billion of assets. While the probability of loss is negligible, the Bank’s maximum potential exposure to loss for these conduits was $4 billion (2005 - $3 billion), through sole provision of liquidity facilities only available in the event of a general market disruption.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    83

OTHER FINANCIAL TRANSACTIONS
The Bank sells trading securities to VIEs in conjunction with its balance sheet management strategies. The Bank does not retain effective control over the assets sold. Assets sold during the year under such arrangements amounted to $1 billion (2005 - $1 billion). The Bank enters into total return swaps with the sale counterparties in respect of the assets sold. Market risk for all such transactions is tracked and monitored.
The Bank is involved in collateralized debt obligation vehicles (CDOs). The Bank may serve in the capacity of underwriter, third-party investor or derivative counterparty. CDOs raise capital by issuing debt securities and use their capital to invest in portfolios of securities and derivatives. Any net income or loss is shared by the CDO’s variable interest holders. As at October 31, 2006, the Bank did not have a significant position in any CDO.
The Bank offers equity-linked notes and credit-linked notes to various VIEs and third-party clients. As at October 31, 2006, the Bank’s exposure to risk from these transactions was not significant.
The Bank, through The Canada Trust Company, acts as a trustee for personal and corporate trusts. Fees earned by the Bank for its role as a trustee are not significant.
In addition to the transactions and products noted above, the Bank also offers other financial products, including mutual funds, to clients. These financial products are, on occasion, created using a VIE as the issuer or obligor of the financial products. The Bank may provide certain administrative services and other financial products to the VIE in exchange for market rate compensation. The Bank’s position in these transactions is not considered significant.

NOTE 7	LAND, BUILDINGS AND EQUIPMENT

Buildings, equipment, furniture and fixtures, computer equipment and software and leasehold improvements are recorded at cost less accumulated depreciation. Land is recorded at cost. Gains and losses on disposal are included in other income in the Consolidated Statement of Income. When the Bank reports a gain on sale of property in which it retains a significant leasing interest, the portion of the gain which can be allocated to the leased interest is deferred and amortized to income over the remaining term of the lease. When land, building and equipment are no longer in use or considered impaired they are written down to their net recoverable amount. The Bank evaluates the carrying value of long-lived assets whenever changes in circumstances indicate that a potential impairment has occurred. Impairment is considered to have occurred if the projected undiscounted cash flows resulting from the use and eventual disposition of the assets are less than their carrying value, at which time a write-down would be recorded. There was no impairment of the Bank’s land, buildings, equipment, furniture and fixtures or leasehold improvements during 2006, 2005 and 2004.
The Bank recognizes the legal obligation associated with the retirement of a long-lived asset in the period in which it occurs and can be reasonably estimated. The liability and corresponding asset are recognized at fair value. The increase in the long-lived asset is depreciated over the remaining useful life of the asset.
Depreciation methods and rates by asset category are as follows:

Asset	Depreciation rate and method
Buildings	5% or 10%, declining balance
Computer equipment	30%, declining balance
Computer software	3 to 7 years, straight-line
Furniture, fixtures and other equipment	20%, declining balance
Leasehold improvements	lesser of lease term or
useful life, straight-line

(millions of Canadian dollars)			2006	2005
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Land	$229	$-	$229	$180
Buildings	760	355	405	358
Computer equipment and software	1,125	664	461	482
Furniture, fixtures and other equipment	920	553	367	376
Leasehold improvements	755	355	400	405
Total	$3,789	$1,927	$1,862	$1,801

Accumulated depreciation at the end of 2005 was $1,795 million. Depreciation expense for buildings and equipment amounted to $343 million for 2006 (2005 - $322 million; 2004 - $294 million).

NOTE 8	DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts, some of which earn interest.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2006 were $83 million (2005 - $81 million).

84    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

Deposits by Type

(millions of Canadian dollars)				2006	2005
	Demand	Notice	Term	Total	Total
Personal	$23,633	$55,991	$67,012	$146,636	$131,783
Banks	1,683	93	12,410	14,186	11,505
Business and government	18,788	27,251	54,046	100,085	103,693
Total[1]	$44,104	$83,335	$133,468	$260,907	$246,981
Non-interest-bearing deposits included above
In domestic offices				$6,217	$6,459
In foreign offices				4,328	3,067
Interest-bearing deposits included above
In domestic offices				166,084	162,640
In foreign offices				82,870	73,577
U.S. federal funds deposited				1,408	1,238
Total[1]				$260,907	$246,981

1 Included in deposit liabilities on the Consolidated Balance Sheet is $350 million due to TD Capital Trust ll.

Term Deposits

(millions of Canadian dollars)							2006	2005
	Within	1 to 2	2 to 3	3 to 4	4 to 5	Over 5
	1 year	years	years	years	years	years	Total	Total
Personal	$20,188	$26,327	$4,301	$1,334	$14,820	$42	$67,012	$58,742
Banks	11,798	228	203	1	32	148	12,410	8,787
Business and government	43,230	1,898	6,349	368	832	1,369	54,046	61,835
Total	$75,216	$28,453	$10,853	$1,703	$15,684	$1,559	$133,468	$129,364

NOTE 9	OTHER ASSETS

(millions of Canadian dollars)	2006	2005
Amounts receivable from brokers, dealers and clients	$5,458	$7,484
Accrued interest	1,458	1,199
Accounts receivable, prepaid expenses and other items	4,983	4,172
Insurance-related assets, excluding investments	962	1,014
Net future income tax asset	537	520
Prepaid pension expense	603	606
Total	$14,001	$14,995

NOTE 10	OTHER LIABILITIES

(millions of Canadian dollars)	2006	2005
Amounts payable to brokers, dealers and clients	$6,748	$6,677
Accrued interest	1,980	1,867
Current income taxes payable	358	270
Accounts payable, accrued expenses and other items	3,168	3,470
Insurance-related liabilities	2,959	2,681
Accrued benefit liability	581	503
Accrued salaries and employee benefits	826	1,089
Cheques and other items in transit	841	1,988
Total	$17,461	$18,545

NOTE 11	SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. In some cases, the Bank has entered into interest rate options, interest rate swaps and currency swaps to modify the related interest rate and foreign currency risks. Redemptions, cancellations, exchanges and modifications of subordinated debentures are subject to the consent and approval of the Superintendent of Financial Institutions Canada.
    Interest expense is recognized on the accrual basis.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    85

Subordinated Notes and Debentures

(millions of Canadian dollars)
Maturity date	Interest rate (%)	Earliest redemption date	Foreign currency amount	2006	2005
January 2007 - August 2009	Various[1]	-		$6	4
April 2033[4]	6.45%	April 2008	US$ 16 million	18	-
December 2010[2]	8.40%	December 2005		-	150
June 2011[4]	7.63%	-	US$ 200 million	224	232
July 2011[3]	6.00%	July 2006		-	796
May 2012[4]	7.00%	-	US$ 220 million	247	-
July 2012	6.55%	July 2007		497	500
September 2012	5.20%	September 2007		550	547
September 2013	4.54%	September 2008		1,000	984
August 2014	10.05%	-		149	149
January 2016[5]	4.32%	January 2011		1,000	-
October 2016[6]	4.87%	October 2011		500	-
June 2018	5.69%	June 2013		897	900
September 2022[4]	4.64%	-		270	270
May 2025	9.15%	-		196	196
February 2027[4]	8.98%	February 2007	US$ 49 million	55	-
February 2027[4]	9.06%	February 2007	US$ 67 million	75	75
May 2027[4]	10.52%	May 2007	US$ 29 million	32	36
June 2028[4]	7.65%	June 2008	US$ 55 million	61	-
July 2030[4]	11.30%	July 2010	US$ 13 million	14	15
October 2030[4]	10.88%	October 2010	US$ 28 million	31	33
February 2031[4]	10.20%	February 2011	US$ 4 million	5	5
July 2031[4]	9.07%	January 2007	US$ 5 million	6	6
April 2032[4]	8.00%	April 2007	US$ 206 million	230	240
April 2033[4]	6.85%	April 2008	US$ 21 million	23	-
March 2034[4]	8.18%	March 2009	US$ 21 million	24	-
October 2104[7]	4.97%	October 2015		790	-
				$6,900	$5,138

1 Interest is payable at various rates, from 0% to .125%.
2 On December 1, 2005 the Bank redeemed all the 8.4% subordinated debentures due December 2010.
3 On July 26, 2006, the Bank redeemed all of its outstanding $800 million 6.00% subordinated debentures due July 26, 2011.
4 Obligation of a subsidiary.
5 On January 16, 2006, the Bank issued $1 billion 4.317% medium term notes due January 18, 2016.
6 On April 28, 2006, the Bank issued $500 million 4.87% medium term notes due October 28, 2016.
7 On November 1, 2005, the Bank issued $800 million 4.97% medium term notes due October 30, 2104.

REPAYMENT SCHEDULE
The aggregate maturities of the Bank’s subordinated notes and debentures are as follows:

(millions of Canadian dollars)	2006	2005
Within 1 year	$1	$153
Over 1 to 2 years	1	1
Over 3 to 4 years	4	-
Over 4 to 5 years	224	-
Over 5 years	6,670	4,984
Total	$6,900	$5,138

NOTE 12	LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

As required by Section 3861, Financial Instruments - Disclosure and Presentation, the Bank classifies preferred shares and capital trust securities, convertible into a variable number of the Bank’s common shares at the holder’s option, as liabilities for reporting purposes.
Preferred shares without conversion rights are not classified as liabilities and are presented in Note 13. TD Capital Trust II Securities - Series 2012-1 are not consolidated at the Bank level but are described further below.

Liabilities
(millions of Canadian dollars)	2006	2005
Preferred Shares
Preferred shares issued by the Bank (thousands of shares):
Class A - 16 Series I	$-	$-
Class A - 14,000 Series M	350	350
Class A - 8,000 Series N	200	200
	550	550
Preferred shares issued by TD Mortgage Investment Corporation (thousands of shares): 350 non-cumulative preferred shares, Series A	344	345
Total Preferred Shares	894	895
Capital Trust Securities
Trust units issued by TD Capital Trust (thousands of shares): 900 Capital Trust Securities - Series 2009	900	900
Total Capital Trust Securities	900	900
Total Preferred Shares and Capital Trust Securities	$1,794	$1,795

86    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

PREFERRED SHARES
None of the outstanding preferred shares are redeemable at the option of the holder. Redemptions and repurchases of all preferred shares are subject to prior approval of the Superintendent of Financial Institutions Canada.

Class A First Preferred Shares, Series H
On May 3, 2004, the Bank redeemed all outstanding Class A First Preferred Shares, Series H at the price of $25.00 per share together with declared and unpaid interest of $.014589 per share for the three day period ended May 3, 2004.

Class A First Preferred Shares, Series I
On July 31, 2006, the Bank redeemed all of its 16,065 outstanding Class A First Preferred Shares, Series I at the par price of $6.25 per share.

Class A First Preferred Shares, Series J
On October 31, 2005, the Bank redeemed all 16 million Class A First Preferred Shares, Series J at the price of $25.80 per share.

Class A First Preferred Shares, Series M
On February 3, 2003, the Bank issued 14 million Series M shares for gross cash consideration of $350 million.
On or after April 30, 2009, the Bank may redeem all, or from time to time, part of the outstanding Series M shares by payment in cash of $26.00 per share if redeemed prior to April 30, 2010; $25.75 if redeemed on or after April 30, 2010 and prior to April 30, 2011; $25.50 if redeemed on or after April 30, 2011 and prior to April 30, 2012; $25.25 if redeemed on or after April 30, 2012 and prior to April 30, 2013; and $25.00 if redeemed thereafter together with the unpaid interest to the date of redemption.
On or after April 30, 2009, the Bank may convert the outstanding Series M shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series M share together with any declared and unpaid interest to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.
On or after October 31, 2013, each Series M share may, at the option of the holder, be converted quarterly into common shares as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid interest to the date of conversion.

Class A First Preferred Shares, Series N
On April 30, 2003, the Bank issued 8 million Series N shares for gross cash consideration of $200 million.
On or after April 30, 2009, the Bank may redeem all, or from time to time, part of the outstanding Series N shares by payment in cash of $26.00 per share if redeemed prior to April 30, 2010; $25.75 if redeemed on or after April 30, 2010 and prior to April 30, 2011; $25.50 if redeemed on or after April 30, 2011 and prior to April 30, 2012; $25.25 if redeemed on or after April 30, 2012 and prior to April 30, 2013; and $25.00 if redeemed thereafter together with unpaid interest to the date of redemption.
On or after April 30, 2009, the Bank may convert the outstanding Series N shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series N share together with any declared and unpaid interest to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.
On or after January 31, 2014, each Series N share may, at the option of the holder, be converted quarterly into common shares as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid interest to the date of conversion.

TD MORTGAGE INVESTMENT CORPORATION PREFERRED SHARES, SERIES A
Semi-annually, on or after October 31, 2007, TD Mortgage Investment Corporation (TDMIC) has the option of redeeming the outstanding Series A shares for $1,000 per share.
Semi-annually, on or after October 31, 2007, the Bank may exchange the outstanding Series A shares in whole into common shares of the Bank, determined by dividing $1,000 plus the declared and unpaid interest to the date of exchange by 95% of the average trading price of such common shares at that time.
Semi-annually, on or after October 31, 2007, each Series A share may, at the option of the holder, be exchanged into common shares of the Bank, determined by dividing $1,000 plus the declared and unpaid interest to the date of exchange by the greater of $1.00 and 95% of the average trading price of such common shares at that time.
By giving at least two business days of notice prior to the date of exchange to all holders who have given an exchange notice, TDMIC may redeem or the Bank may find substitute purchasers at the purchase price of $1,000 plus the declared and unpaid interest to the date of conversion.
Each Series A share may be automatically exchanged into one preferred share of the Bank without consent of the holder in the following specific circumstances: (a) TDMIC fails to pay interest on the Series A shares; (b) the Bank fails to pay interest on all of its non-cumulative preferred shares; (c) proceedings are commenced for the winding-up of the Bank; (d) the Superintendent of Financial Institutions Canada takes control of the Bank; (e) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (f) the Bank or TDMIC has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity

Interest Distributions on Preferred Shares

(per share)	Distribution frequency	Amount
Series I	Quarterly	$.01000
Series M	Quarterly	$.29375
Series N	Quarterly	$.28750
TDMIC, Series A	Semi-annually	$32.30

CAPITAL TRUST SECURITIES - SERIES 2009
The Capital Trust Securities - Series 2009 (TD CaTS) are issued by TD Capital Trust (Trust), whose voting securities are owned 100% by the Bank. Holders of TD CaTS are eligible to receive semiannual non-cumulative fixed cash distributions of $38 per each TD CaTS. Should the Trust fail to pay the semi-annual distributions in full, the Bank’s ability to declare dividends and interest distributions on Bank common and preferred shares would be restricted.
Between June 30, 2005 and December 31, 2009, the Trust has the option of redeeming the outstanding TD CaTS for the greater of: (a) $1,000 together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2009 at that time plus .38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the Trust prior to June 30, 2005, the Trust may redeem the outstanding TD CaTS for a redemption price as calculated above. On or after December 31, 2009, the redemption price will be $1,000 together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.
On or after June 30, 2010, each TD CaTS may, at the option of the holder, be converted semi-annually into one non-cumulative Class A redeemable First Preferred Share, Series A1 of the Bank. By giving at least 60 days’ notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $1,000 per TD CaTS together with unpaid distributions to the date of conversion.
Each TD CaTS may be automatically exchanged into one non-cumulative Class A redeemable First Preferred Share, Series A1 of the Bank without the consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) the Superintendent of Financial Institutions Canada takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (d) the Bank fails to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    87

The distribution rate on the Trust’s securities is 7.60% per annum. The Bank has not issued any non-cumulative Class A redeemable First Preferred Share, Series A1 as at October 31, 2006. If issued, these shares would have a dividend rate of 7.6%.

TD CAPITAL TRUST II SECURITIES - SERIES 2012-1
TD Capital Trust II Securities - Series 2012-1 (TD CaTS II), are issued by TD Capital Trust II (Trust II), whose voting securities are 100% owned by the Bank. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it. The senior deposit note of $350 million that was issued to Trust II is reflected in deposits on the Consolidated Balance Sheet. For regulatory purposes, the $350 million issued by Trust II is considered as part of the Bank’s available capital.
Holders of TD CaTS II are eligible to receive semi-annual non-cumulative fixed cash distributions of $33.96 per TD CaTS II. Should Trust II fail to pay the semi-annual distributions in full, the Bank’s ability to declare dividends on Bank common and preferred shares would be restricted. The proceeds from the issuance were invested in Bank deposits. Between December 31, 2007 and December 31, 2012, Trust II has the option of redeeming the outstanding TD CaTS II for the greater of: (a) $1,000 together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2012 at that time plus .38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to Trust II prior to December 31, 2012, Trust II may redeem the outstanding TD CaTS II for a redemption price as calculated above. On or after December 31, 2012, the redemption price would be $1,000 together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.

NOTE 13	SHARE CAPITAL

COMMON SHARES
The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

Shares Issued and Outstanding

(millions of shares and millions of Canadian dollars)		2006		2005		2004
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount
Common:
Balance at beginning of year	711.8	$5,872	655.9	$3,373	656.3	$3,179
Issued on exercise of options	3.4	119	4.3	125	4.4	99
Issued as a result of dividend reinvestment plan	5.4	328	7.3	380	3.8	174
Impact of shares (acquired) sold in Wholesale Banking	(.3)	(20)	-	6	(1.0)	(41)
Issued on the acquisition of TD Banknorth	-	-	44.3	1,988	-	-
Issued on the acquisition of VFC	1.1	70	-	-	-	-
Purchased for cancellation	(4.0)	(35)	-	-	(7.6)	(38)
Balance at end of year - common	717.4	$6,334	711.8	$5,872	655.9	$3,373
Preferred (Class A - Series O):
Issued during the year	17.0	$425	-	-	-	-
Balance at end of year - preferred	17.0	$425	-	-	-	-

PREFERRED SHARES
On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O shares for gross cash consideration of $425 million. On or after November 1, 2010, the Bank may redeem all, or from time to time, part of the outstanding Series O shares by payment in cash of $26.00 per share if redeemed prior to October 30, 2011; $25.75 if redeemed on or after October 30, 2011 and prior to October 30, 2012; $25.50 if redeemed on or after October 30, 2012 and prior to October 30, 2013; $25.25 if redeemed on or after October 30, 2013 and prior to October 30, 2014; and $25.00 if redeemed thereafter together with the unpaid dividends to the date of redemption.
          The Series O shares pay a quarterly dividend of $.303125 per share.

NORMAL COURSE ISSUER BID
On September 18, 2006, the Bank commenced a normal course issuer bid, effective for up to one year, to repurchase for cancellation, up to four million common shares, representing approximately 0.6% of the Bank’s outstanding common shares as at September 8, 2006. This bid was completed in October, 2006 after the purchase of four million shares at a cost of $264 million. There were no purchases made under the Bank’s previous normal course issuer bid which expired in February, 2006.
On October 19, 2006, the Bank announced a new normal course issuer bid, subject to regulatory approval, to repurchase for cancellation up to five million common shares, representing approximately 0.7% of the Bank’s then outstanding common shares.

DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price. During the year, a total of 5 million common shares were issued from the Bank’s treasury at a discount of 1.0% and an additional .4 million were issued with no discount under the dividend reinvestment plan. In 2005, 7.3 million common shares were issued from the Bank’s treasury at a discount of 1%.

DIVIDEND RESTRICTIONS
The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of the Superintendent of Financial Institutions Canada. The Superintendent of Financial Institutions Canada administers a restriction under the Bank Act on the Bank’s ability to pay dividends and interest distributions on common and preferred shares which assesses the ongoing maintenance by the Bank of satisfactory regulatory capital and liquidity. The Bank does not anticipate that these conditions will restrict it from paying dividends in the normal course of business.
The Bank is also restricted from paying dividends in the event that either TD CaTs and TD CaTs II fails to pay semi-annual distributions in full to holders of their respective trust securities. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all interest distributions and dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of interest on preferred shares or dividends on common shares.

88    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

NOTE 14	STOCK-BASED COMPENSATION

The Bank operates various stock-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards. Under this method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. No compensation expense is recorded for 23.9 million stock options awarded and outstanding prior to November 1, 2002, because the Bank prospectively adopted the current accounting standard on stock-based compensation. 8.9 million of these stock options remain unexercised, as at October 31, 2006.

STOCK OPTION PLAN
The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December, 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven years (effective December 11, 2003) and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 12.5 million common shares have been reserved for future issuance (2005 - 14.3 million; 2004 - 16.4 million). The outstanding options expire on various dates to August 2013. A summary of the Bank’s stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
(millions of shares)	2006	price	2005	price	2004	price
Number outstanding, beginning of year	19.9	$38.08	22.1	$35.21	24.4	$32.28
Granted	1.9	59.95	2.2	49.41	2.4	40.95
Exercised	(3.4)	33.78	(4.3)	28.95	(4.4)	22.12
Forfeited/cancelled	(.1)	43.38	(.1)	38.46	(.3)	37.79
Number outstanding, end of year	18.3	$41.18	19.9	$38.08	22.1	$35.21
Exercisable, end of year	12.9	$37.85	13.2	$36.30	14.1	$33.44

The following table summarizes information relating to stock options outstanding and exercisable at October 31, 2006.

Range of Exercise Prices

			Options outstanding		Options exercisable
		Weighted
	Number outstanding	average remaining	Weighted average	Number exercisable	Weighted average
	(millions of shares)	contractual life (years)	exercise price	(millions of shares)	exercise price
$17.45 - $25.43	.8	1.7	$23.16	.8	$23.16
$29.80 - $40.43	5.7	4.68	34.15	4.9	34.28
$40.92 - $44.30	7.8	4.43	41.23	6.7	41.27
$49.40 - $55.90	2.1	5.00	49.40	5	49.40
$57.75-$60.02	1.9	6.03	59.95	-	-

       The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: (i) risk-free interest rate of 3.91% (2005 - 3.7%; 2004 - 4.10%); (ii) expected option life of 5.1 years (2005 - 5.3 years; 2004 - 5 years); (iii) expected volatility of 21.9% (2005 - 25.7%; 2004 - 27.6%); and (iv) expected dividend yield of 2.88% (2005 - 2.84%; 2004 - 2.93%). During the year, 1.9 million (2005 - 2.2 million; 2004 - 2.4 million) options were granted with a weighted average fair value of $11.26 per option (2005 - $10.64 per option; 2004 - $9.37 per option).
During the year, the Bank recognized compensation expense in the Consolidated Statement of Income of $26 million (2005 - $20 million; 2004 - $11 million) for the stock option awards granted.

OTHER STOCK-BASED COMPENSATION PLANS
The Bank operates restricted share unit plans which are offered to certain employees of the Bank. Under these plans, participants are granted restricted share units equivalent to the Bank’s common shares that generally vest over three to four years. A liability is accrued by the Bank related to the restricted share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the vesting period. At the maturity date, the participant receives cash representing the value of the restricted share units. The number of Bank restricted share units under these plans at October 31, 2006 is 9 million (2005 - 11 million; 2004 - 7.9 million).
The Bank also offers deferred share unit plans to eligible executives and non-employee directors. Under these plans, a portion of the participant’s annual incentive award may be deferred as share units equivalent to the Bank’s common stock. The deferred share units are not redeemable by the participant until retirement, permanent disability or termination of employment or directorship and must be redeemed for cash by the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units.
As at October 31, 2006, 2.5 million deferred share units were outstanding (2005 - 2.1 million).
Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of restricted share units and deferred share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2006, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $129 million (2005 - $113 million; 2004 - $93 million).

EMPLOYEE SAVINGS PLAN
The Bank also operates a share purchase plan available to employees. Under the Bank’s Employee Savings Plan (ESP), employees may contribute up to 6% of their annual base earnings to a maximum of $4,500 per calendar year toward the purchase of the Bank’s common shares. The Bank matches 50% of the employee contribution amount.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    89

The Bank’s contributions vest once the employee has completed two years of continuous service with the Bank. For the year ended October 31, 2006, the Bank’s contributions totaled $41 million (2005 - $36 million; 2004 - $33 million). As at October 31, 2006, an aggregate of 6 million common shares were held under the ESP (2005 - 5.9 million; 2004 - 5.4 million). The shares in the ESP are purchased in the open market and are considered outstanding for computing the Bank’s basic and diluted earnings per share. Dividends earned on Bank common shares held by the ESP are used to purchase additional common shares for the ESP in the open market.

TD BANKNORTH
TD Banknorth Inc. (TD Banknorth) also maintains various stock option plans for key employees and non-employee directors. The options provide holders with the right to purchase common shares of TD Banknorth Inc. at a fixed price. Activity for all stock option plans is summarized below:

TD Banknorth Stock Option Activity

		Weighted		Weighted
		average		average
		exercise		exercise
(millions of shares)	2006	price	2005	price
Number outstanding, beginning of year	8.0	$30.38	6.3	$28.36
Granted	2.6	31.34	2.2	36.31
Exercised	(.5)	25.92	(.4)	29.11
Forfeited/cancelled	(.3)	32.80	(.1)	35.95
Number outstanding, end of year	9.8	$29.79	8.0	$30.38
Exercisable, end of year	6.3	$27.89	5.0	$28.14

The following table summarizes information relating to stock options outstanding and exercisable at October 31, 2006.

TD Banknorth Range of Exercise Prices

			Options outstanding		Options exercisable
	Number of shares	Weighted		Number of shares
	outstanding	average remaining	Weighted average	outstanding	Weighted average
	(millions of shares)	contractual life	exercise price	(millions of shares)	exercise price
$14.52 - $18.15	.2	3.2578	$15.80	.2	$15.80
$18.15- $21.78	.6	3.4061	19.55	.6	19.55
$21.78- $25.41	.7	4.1625	23.30	7	23.30
$25.41 - $29.04	1.6	5.8088	26.19	1.6	26.19
$29.04- $32.67	4.7	7.5444	31.84	2.4	31.46
$32.67- $36.30	2.0	8.0813	34.89	8	34.84

The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: (i) risk-free interest rate of 4.47% (2005 - 4.17%); (ii) expected option life of 7.5 years (2005 - 7.5 years); (iii) expected volatility of 15.08% (2005 - 13.09%); and (iv) expected dividend yield of 2.78% (2005 - 2.32%). During the year, 2.6 million (2005 - 2.2 million) of options were granted with a weighted average fair value of $5.77 per option (2005 - $ 6.34 per option).
During the year, TD Banknorth recognized compensation expense in its income statement of $8 million (2005 - $3 million) for the stock option awards granted.

TD BANKNORTH OTHER STOCK-BASED COMPENSATION PLANS
TD Banknorth operates an equity incentive plan for directors, officers and certain employees of TD Banknorth. Under this plan, participants are granted restricted share units to be settled in cash or TD Banknorth’s common shares that generally vest at the end of three years. The number of TD Banknorth restricted share units under these plans at October 31, 2006 was 1.4 million (2005 - .7 million).
TD Banknorth offers a performance-based restricted share unit plan to certain executives. This plan provides for the grant of restricted stock units tied to the market value of a common share of the Bank. The cash amount payable in respect of the performance-based restricted stock units is adjusted up or down, up to a maximum of 20%, to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. As at October 31, 2006, .4 million deferred share units were outstanding (2005 - .5 million).
Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of restricted share units and deferred share units are recorded, net of the effects of related hedges, in its income statement. For the year ended October 31, 2006, TD Banknorth recognized compensation expense, net of the effects of hedges, for these plans of $19 million (2005 - $10 million).
In addition, TD Banknorth and its subsidiaries maintain 401(k) plans covering substantially all permanent employees, and an employee stock purchase plan that is available to employees with one year of service.

NOTE 15	EMPLOYEE FUTURE BENEFITS

The Bank’s principal pension plan, The Pension Fund Society of The Toronto-Dominion Bank (the Society), is a defined benefit plan for which membership is voluntary. Benefits under the plan are determined based upon the length of service and the final five year average salary of the member. As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both defined benefit plans is provided by contributions from the Bank and members of the plans. In addition, the Bank maintains other partially funded benefit plans for eligible employees. Related retirement benefits are paid from the Bank’s assets and contributions.
The Bank also provides certain post-retirement benefits, post-employment benefits, compensated absence and termination benefits for its employees (non-pension employee benefits), which are generally non-funded. These benefits include health care, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire from the Bank at certain retirement ages. Some retirees may be required to pay a portion of the cost of their benefits. Employees eligible for the post-employment benefits are those on disability and maternity leave.

90    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

            For the defined benefit plans and the non-pension employee benefit plans, actuarial valuations are prepared at least every three years (and extrapolated in the interim) to determine the present value of the accrued benefit liability. Pension and non-pension benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of investment returns on the plan’s assets, compensation increases, retirement ages of employees and estimated health care costs. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the valuation date. The expense includes the cost of benefits for the current year’s service, interest expense on liabilities, expected income on plan assets based on fair market values and the amortization of plan amendments on a straight-line basis over the expected average remaining service life of the employee group (expected average remaining period to full eligibility for non-pension post-retirement benefits). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair market value of plan assets is also amortized over the expected average remaining service life of the employee group. The expected average remaining service life of active employees of the Bank’s principal pension plan and the principal non-pension post-retirement benefit plans is 10 years and 16 years respectively. The expected average remaining period to full eligibility for the principal non-pension post-retirement plans is 11 years. The cumulative difference between expense and funding contributions is reported on the Consolidated Balance Sheet in other assets or other liabilities.
For the defined contribution plans, annual pension expense is equal to the Bank’s contributions to the plan.

PENSION BENEFIT PLAN
The Bank’s principal pension plan is funded by contributions from the Bank and from members. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plan and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time.
The table on the following page presents the financial position of the Bank’s principal pension plan. The pension plan assets and obligations are measured as at July 31.
The Bank’s contributions to the principal pension plan during 2006 were $60 million. These contributions were made in accordance with the actuarial valuation report for funding purposes as at October 31, 2004. The next valuation for funding purposes must be as of a date no later than October 31, 2007.
To develop the expected long term rate of return on assets assumption for the Bank’s principal pension plan, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the fund. This resulted in the selection of a long term rate of return on assets assumption of 6.75%.
The effect of a one percentage point increase or decrease in the expected return on assets assumption on the 2006 pension expense would be a $19 million decrease or increase, respectively.
The Bank’s principal pension plan weighted average asset allocations at July 31, by asset category are as follows:

Asset Allocation

Security	2006	2005	2004
Equity	62%	60%	56%
Debt	36	39	43
Cash equivalents	2	1	1
Total	100%	100%	100%

For 2006 the Bank’s principal pension plan’s net assets included funded investments in the Bank and its affiliates which had a market value of $6 million (2005 - $6 million; 2004 - $3 million).
The investments of the Bank’s principal pension plan are managed utilizing a balanced approach with the primary objective of achieving a real rate of return of 3%. Accordingly, the allowable asset mix range are detailed in the following table:

Asset Mix

Security	Acceptable range
Equity	50%-65%
Debt	30%-48%
Cash equivalents	0%-4%

The investment policy for the Bank’s principal pension plan is detailed below. The plan was in compliance with its investment policy throughout the year.
Futures contracts and options can be utilized provided they do not create additional financial leverage. However, The Society invests in hedge funds, which normally will employ leverage when executing their investment strategy. Substantially all assets must have readily ascertainable market values.
The equity portfolio will be generally fully invested and broadly diversified primarily in medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio.
Debt instruments of a non-government entity must not exceed 10% of the total debt portfolio. Corporate debt issues generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    91

Plan Benefit Obligations, Assets and Funded Status

(millions of Canadian dollars)	2006	2005	2004
Accumulated benefit obligation at end of period	$1,783	$1,810	$1,446
Change in projected benefit obligation
Projected benefit obligation at beginning of period	1,978	1,535	1,418
Service cost - benefits earned	71	46	38
Interest cost on projected benefit obligation	105	101	94
Members’ contributions	29	26	26
Benefits paid	(114)	(93)	(95)
Actuarial (gains) losses	-	(9)	2
Change in actuarial assumptions	(96)	318	44
Plan amendments	6	54	8
Projected benefit obligation at end of period	1,979	1,978	1,535
Change in plan assets
Plan assets at fair market value at beginning of period	1,907	1,650	1,507
Actual income on plan assets	67	78	61
Gain (loss) on disposal of investments	(113)	286	204
Members’ contributions	29	26	26
Employer’s contributions	60	64	46
Increase (decrease) in unrealized gains on investments	185	(95)	(86)
Benefits paid	(114)	(93)	(95)
General and administrative expenses	(6)	(9)	(14)
Other	-	-	1
Plan assets at fair market value at end of period	2,015	1,907	1,650
Excess (deficit) of plan assets over projected benefit obligation	36	(71)	115
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	293	416	265
Unrecognized prior service costs	61	62	14
Employer’s contributions in fourth quarter	14	15	22
Prepaid pension expense	$404	$422	$416
Annual expense
Net pension expense includes the following components:
Service cost - benefits earned	$71	$46	$38
Interest cost on projected benefit obligation	105	101	94
Actual return on plan assets	(133)	(260)	(165)
Actuarial (gains) losses	(96)	309	46
Plan amendments	6	54	8
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	5	149	64
Actuarial (gains) losses[2]	118	(300)	(31)
Plan amendments[3]	2	(48)	(7)
Pension expense	$78	$51	$47
Actuarial assumptions used to determine the annual expense
Weighted average discount rate for projected benefit obligation	5.20%	6.40%	6.50%
Weighted average rate of compensation increase	3.50	3.50	3.50
Weighted average expected long-term rate of return on plan assets[4]	6.75	6.75	6.75
Actuarial assumptions used to determine the benefit obligation at end of period
Weighted average discount rate for projected benefit obligation	5.50%	5.20%	6.40%
Weighted average rate of compensation increase	3.50	3.50	3.50
Weighted average expected long term rate of return on plan assets[4]	6.75	6.75	6.75

1 Includes expected return on plan assets of $128 million (2005 - $111 million; 2004 - $101 million) less actual return on plan assets of $133 million (2005 - $260 million; 2004 - $165 million).
2 Includes loss recognized in fiscal 2006 of $22 million (2005 - $9 million; 2004 - $15 million) less actuarial (gains) losses on projected benefit obligation in the year of $(96) million (2005 - $309 million; 2004 - $46 million).
3 Includes amortization of costs for plan amendments in fiscal 2006 of $8 million (2005 - $6 million; 2004 - $1 million) less actual cost of plan amendments in the year of $6 million (2005 - $54 million; 2004 - $8 million).
4 Net of fees and expenses.

92    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

OTHER PENSION PLANS
CT Pension Plan
As a result of the acquisition of CT, the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987. CT employees joining the plan on or after June 1, 1987 were only eligible to join the defined contribution portion. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Bank’s principal pension plan. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan. The pension plan assets and obligations are measured as at July 31. The following table presents the financial position of the defined benefit portion of the CT Plan.

CT Pension Plan Obligations and Assets

(millions of Canadian dollars)	2006	2005	2004
Projected benefit obligation at end of period	$343	$352	$308
Plan assets at fair market value at end of period	358	365	308
Prepaid pension expense	77	79	53
Pension expense	5	5	4

TD Banknorth Pension Plan
TD Banknorth has a noncontributory defined benefit retirement plan covering most permanent, full-time employees. Supplemental retirement plans have also been adopted for certain key officers. In addition, TD Banknorth and its subsidiaries sponsor limited post-retirement benefit programs which provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements.
The plan assets and obligations are measured as at December 31. The following table presents the financial position of the defined benefit portion of TD Banknorth’s pension plan.

TD Banknorth Plan Obligations and Assets

(millions of Canadian dollars)	2006	2005	2004
Projected benefit obligation at end of period	$304	$278	N/A
Plan assets at fair market value at end of period	334	307
Prepaid pension expense	122	112
Pension expense	7	5[1]

1 Pension expense for the seven months ended September 30, 2005.

Supplemental Employee Retirement Plans
The following table presents the financial position of the Bank’s largest other benefit plans. These plans are supplemental employee retirement plans which are partially funded for eligible employees. The benefit plans assets and obligations are measured as at July 31.

(millions of Canadian dollars)	2006	2005	2004
Projected benefit obligation at end of period	$332	$328	$289
Plan assets at fair market value at end of period	-	5	9
Accrued benefit liability	252	226	205
Pension expense	34	29	28

Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

Amounts Recognized in the Consolidated Balance Sheet

(millions of Canadian dollars)	2006	2005
Other Assets
Principal Pension Plan	$404	$422
CT Pension Defined Benefit Plan	77	79
TD Banknorth Defined Benefit Plan	122	105
Prepaid pension expense	603	606

Other Liabilities
Non-Pension Post Retirement Benefit Plan	303	277
Supplemental Employee Retirement Plan	252	226
Other employee future benefits - net	26	-
Accrued benefit liability	581	503
Net amount recognized as at October 31	$22	$103

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    93

NON-PENSION POST-RETIREMENT BENEFIT PLANS
In addition to the Bank’s pension plans, the Bank also provides certain health care, life insurance and dental benefits to retired employees. The table below presents the financial position of the Bank’s principal non-pension post-retirement benefit plans. The principal non-pension post-retirement plan obligations are measured as at July 31.

Other Post-retirement Obligations

(millions of Canadian dollars)	2006	2005	2004
Change in projected benefit obligation
Projected benefit obligation at beginning of period	$436	$302	$268
Service cost - benefits earned	12	10	9
Interest cost on projected benefit obligation	20	20	19
Plan amendments	(65)	-	-
Benefits paid	(8)	(7)	(8)
Actuarial (gains) losses	(21)	111	14
Projected benefit obligation at end of period	374	436	302
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	128	157	48
Unamortized past service costs	(59)	-	-
Employer’s contributions	2	2	2
Accrued benefit liability	$303	$277	$252
Annual expense
Net non-pension post-retirement benefit expense includes the following components:
Service cost - benefits earned	$12	$10	$9
Interest cost on projected benefit obligation	20	20	19
Actuarial (gains) losses	(21)	111	14
Plan amendments	(65)	-	-
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial (gains) losses[1]	29	(110)	(14)
Plan amendments[2]	59	-	-
Non-pension post-retirement benefit expense	$34	$31	$28
Actuarial assumptions used to determine the annual expense
Weighted-average discount rate for projected benefit obligation	5.30%	6.60%	6.75%
Weighted-average rate of compensation increase	3.50	3.50	3.50
Actuarial assumptions used to determine the benefit obligation at end of period
Weighted-average discount rate for projected benefit obligation	5.60%	5.30%	6.60%
Weighted-average rate of compensation increase	3.50	3.50	3.50

1 Includes loss recognized in fiscal 2006 of $8 million (2005 - $1 million; 2004 - nil) less actuarial (gains) losses on projected benefit obligation in the year of $(21) million (2005 - $111 million; 2004 - $14 million).
2 Includes amortization of costs for plan amendments in fiscal 2006 of $(6) million (2005 - nil; 2004 -nil) less actual cost of plan amendments in the year of $(65) million (2005 - nil; 2004 - nil).

The assumed health care cost increase rate for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plans is 7.1%. The rate is assumed to decrease gradually to 4.2% by the year 2014 and remain at that level thereafter.
For 2006, the effect of a one percentage point increase or decrease in the assumed health care cost trend rate on the benefit expense is a $2 million increase and a $2 million decrease, respectively, and on the benefit obligation, a $32 million increase and a $27 million decrease, respectively.

CASH FLOWS
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Pension Plan Contributions

(millions of Canadian dollars)	2006	2005	2004
Principal pension plan	$60	$57	$55
CT Defined Benefit Pension Plan	3	31	2
Supplemental employee retirement plans	10	8	8
Non-pension post-retirement benefit plans	8	7	8
Total	$81	$103	$73

Estimated Contributions
In 2007, the Bank or its subsidiaries expect to contribute $68 million to the principal pension plan, $3 million to the CT Defined Benefit Pension Plan, $34 million to the TD Banknorth Defined Benefit Pension Plan, $12 million to the Bank’s supplemental employee retirement plans and $11 million for the principal non-pension post-retirement benefit plans. Future contribution amounts may change upon the Bank’s review of its contribution levels during the year.

Estimated Future Benefit Payments
Estimated future benefit payments under the Bank’s principal pension plan are $104 million for 2007; $104 million for 2008; $104 million for 2009; $105 million for 2010; $107 million for 2011; $564 million for 2012 to 2016.
Estimated future benefit payments under the principal non-pension post-retirement benefit plans are $11 million for 2007; $12 million for 2008; $13 million for 2009; $14 million for 2010; $15 million for 2011; $98 million for 2012 to 2016.

94    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

NOTE 16	INCOME TAXES

The Bank recognizes both the current and future income tax of all transactions that have been recognized in the Consolidated Financial Statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance to the extent the future tax asset exceeds the amount that is more likely than not to be realized.

Provision for Income Taxes

(millions of Canadian dollars)	2006	2005	2004
Provision for (benefit of) income taxes - Consolidated Statement of Income
Current income taxes	$888	$960	$675
Future income taxes	(14)	(261)	128
	874	699	803
Provision for (benefit of) income taxes - Consolidated Balance Sheet[1]
Current income taxes	219	96	399
Future income taxes	(3)	-	-
	216	96	399
Total	$1,090	$795	$1,202
Current income taxes
Federal	$600	$454	$586
Provincial	339	230	289
Foreign	168	372	199
	1,107	1,056	1,074
Future income taxes
Federal	(49)	(220)	62
Provincial	(26)	(105)	35
Foreign	58	64	31
	(17)	(261)	128
Total	$1,090	$795	$1,202

1 Includes the foreign currency translation tax provision of $209 million in fiscal 2006 (2005 - $141 million; 2004 - $400 million). In fiscal 2005, a benefit of $45 million for the TD Banknorth currency hedging loss is recorded in goodwill.

Indicated below are the statutory income tax rates and income taxes reconciled to the effective income tax rates and provisions for income taxes that we have recorded in the Consolidated Statement of Income.

Reconciliation to Statutory Tax Rate

(millions of Canadian dollars)		2006		2005		2004
Income taxes at Canadian statutory income tax rate	$1,934	35.0%	$1,072	35.0%	$1,065	35.1%
Increase (decrease) resulting from:
Dividends received	(234)	(4.2)	(232)	(7.6)	(205)	(6.8)
Rate differentials on international operations	(248)	(4.5)	(215)	(7.0)	(215)	(7.1)
Items related to dilution gains and losses	(582)	(10.5)	163	5.3	-	-
Future federal and provincial tax rate changes	10.2		-	-	52	1.7
Federal large corporations tax	(3)	(.1)	9.3		12	4
Other - net	(3)	(.1)	(98)	(3.2)	94	3.2
Provision for income taxes and effective income tax rate	$874	15.8%	$699	22.8%	$803	26.5%

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    95

The net future tax asset which is reported in other assets is composed of:

Net Future Tax Asset

(millions of Canadian dollars)	2006	2005
Future income tax assets
Allowance for credit losses	$268	$333
Premises and equipment	237	251
Deferred income	12	20
Securities	193	201
Goodwill	77	85
Employee benefits	384	361
Other	248	382
Total future income tax assets	1,419	1,633
Valuation allowance	(46)	(58)
Future income tax assets	1,373	1,575
Future income tax liabilities
Intangible assets	(678)	(711)
Employee benefits	(153)	(146)
Other	(5)	(198)
Future income tax liabilities	(836)	(1,055)
Net future income tax asset[1]	$537	$520

1 Included in the October 31, 2006 net future income tax asset are future income tax assets (liabilities) of $329 million (2005 - $254 million) in Canada, $192 million (2005 - $247 million) in the United States and $16 million (2005 - $19 million) in International jurisdictions.

Earnings of certain subsidiaries would be subject to additional tax only upon repatriation. The Bank has not recognized a future income tax liability for this additional tax since it does not currently plan to repatriate the undistributed earnings. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated additional taxes payable would be $454 million at October 31, 2006 (2005 - $264 million).

NOTE 17	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables present the fair value of both on- and off-balance sheet financial instruments, based on the valuation approach set out below. Fair value represents the Bank’s estimate of the price at which a financial instrument could be exchanged in an arm’s length transaction in the normal course of business between willing parties who are under no compulsion to act. Fair value is best evidenced by a quoted market price, if one exists. The Bank calculates fair values based on the following methods of valuation and assumptions:
For certain assets and liabilities which are short term in nature or contain variable rate features, fair value is considered to be equal to carrying value. These items are not listed below. The estimated fair value of securities, both trading and investment, is considered to be the estimated market values reported in Note 2.
The estimated fair value of loans reflects changes in interest rates which have occurred since the loans were originated and changes in the creditworthiness of individual borrowers. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating-rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to equal carrying value. The fair value of credit derivatives is disclosed separately in Note 19.
The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms. For deposits with no defined maturities, the Bank considers fair value to equal cash value based on book value being the equivalent to the amount payable on the reporting date. The estimated fair value of the subordinated notes and debentures is determined by reference to quoted market prices.

Financial Assets and Liabilities

(millions of Canadian dollars)		2006		2005
	Carrying	Estimated	Carrying	Estimated
Consolidated Balance Sheet	value	fair value	value	fair value
Assets
Securities	$124,458	$125,254	$108,096	$108,883
Loans	160,608	160,464	152,243	152,359
Liabilities
Deposits	260,907	260,806	246,981	247,009
Subordinated notes and debentures	6,900	7,168	5,138	5,497

96    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

The estimated fair value of exchange-traded derivative financial instruments is based on quoted market rates. This results in minimal fair values as these instruments are effectively settled on a daily basis. The estimated fair value of over-the-counter derivative financial instruments is determined using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics.
Fair value is determined using the midpoint between quoted market prices whenever possible. The market value of over-the-counter trading derivatives is estimated using well established models but is recorded net of valuation adjustments which recognize the need to cover market, liquidity, model and credit risks not appropriately captured by the models. If the model includes inputs that are not observable in the market, inception gains and losses associated with these contracts are deferred and recognized as the input becomes observable.

Fair Value of Derivative Financial Instruments (See also Note 19)

(millions of Canadian dollars)				2006		2005
	Average fair value for the year[1]		Year-end fair value		Year-end fair value
	Positive	Negative	Positive	Negative	Positive	Negative
Derivative financial instruments held or issued for trading purposes:
Interest rate contracts
Forward rate agreements	$17	$17	$6	$13	$28	$19
Swaps	11,080	11,794	9,536	10,586	11,683	12,032
Options written	-	1,429	-	1,101	-	1,567
Options purchased	1,293	-	1,128	-	1,014	-
Total interest rate contracts	12,390	13,240	10,670	11,700	12,725	13,618
Foreign exchange contracts
Forward contracts	3,747	3,653	2,837	2,717	4,656	3,727
Swaps	3,125	698	3,008	850	2,786	525
Cross-currency interest rate swaps	5,796	7,383	4,987	6,133	5,118	6,573
Options written	-	661	-	457	-	986
Options purchased	634	-	446	-	869	-
Total foreign exchange contracts	13,302	12,395	11,278	10,157	13,429	11,811
Other contracts
Credit derivatives	711	947	938	1,169	484	674
Other contracts[2]	6,475	7,162	4,959	6,311	7,013	7,395
Fair value - trading	$32,878	$33,744	$27,845	$29,337	$33,651	$33,498
Derivative financial instruments held or issued for non-trading purposes:
Interest rate contracts
Forward rate agreements			1	-	-	-
Swaps			482	404	506	361
Options written			-	-	-	-
Options purchased			5	-	32	-
Total interest rate contracts			488	404	538	361
Foreign exchange contracts
Forward contracts			523	222	697	59
Cross-currency interest rate swaps			-	-	6	612
Total foreign exchange contracts			523	222	703	671
Credit derivatives			8	36	35	42
Other contracts[2]			810	-	539	-
Fair value - non-trading			1,829	662	1,815	1,074
Total fair value			$29,674	$29,999	$35,466	$34,572

1 The average fair value of trading derivative financial instruments for the year ended October 31, 2005 was: Positive $35,684 million and Negative $35,401 million. Averages are calculated on a monthly basis.
2 Includes equity and commodity derivatives.

NOTE 18	INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table on the following page details the earlier of the maturity or repricing date of interest-rate sensitive instruments. Contractual repricing dates may be adjusted according to management’s estimates for prepayments or early redemptions that are independent of changes in interest rates. Off-balance sheet transactions include the notional amounts only for transactions that are put into place as hedges of items not included in the trading account. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Trading securities are presented in the floating rate category.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    97

Interest Rate Risk

(billions of Canadian dollars)
				Total			Non-
	Floating	Within	3 months	within	1 year to	Over	interest
2006	rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$4.1	$3.4	$.5	$8.0	$-	$-	$2.8		$10.8
Effective yield		3.5%	4.7%
Investment securities	$.3	$6.1	$9.9	$16.3	$26.5	$1.8	$2.4		$47.0
Effective yield		4.4%	1.7%		3.7%	5.2%
Trading securities	$77.5	$-	$-	$77.5	$-	$-	$-		$77.5
Securities purchased under resale agreements	$5.2	$17.7	$4.7	$27.6	$-	$2.0	$1.3		$30.9
Effective yield		4.3%	5.1%			5.5%
Loans	$15.3	$70.0	$17.8	$103.1	$51.0	$6.2	$.3		$160.6
Effective yield		5.7%	5.8%		5.5%	5.8%
Other	$37.4	$-	$-	$37.4	$-	$-	$28.7		$66.1
Total assets	$139.8	$97.2	$32.9	$269.9	$77.5	$10.0	$35.5		$392.9
Liabilities and shareholders’ equity
Deposits	$54.6	$78.8	$49.7	$183.1	$31.6	$.9	$45.3		$260.9
Effective yield		3.2%	3.9%		3.4%	4.9%
Obligations related to securities sold short	$27.1	$-	$-	$27.1	$-	$-	-	$	$ 27.1
Obligations related to securities sold under repurchase agreements	$2.6	$13.3	$2.1	$18.0	$-	$-	$.7		$18.7
Effective yield		4.1%	4.3%
Subordinated notes and debentures	$-	$-	$-	$-	$.2	$6.7	$-		$6.9
Effective yield					7.1%	5.7%
Other	$38.0	$-	$.4	$38.4	$.9	$.6	$19.8		$59.7
Shareholders’ equity	$-	$-	$-	$-	$-	$.4	$19.2		$19.6
Total liabilities and shareholders’ equity	$122.3	$92.1	$52.2	$266.6	$32.7	$8.6	$85.0		$392.9
On-balance sheet position	$17.5	$5.1	$(19.3)	$3.3	$44.8	$1.4	$(49.5)		$-
Total pay side instruments[1]	$-	$(93.3)	$(18.7)	$(112.0)	$(86.8)	$(15)	$-		$(200.3)
Effective yield		4.5%	2.9%		3.0%	4.2%
Total receive side instruments[1]	$-	$81.3	$32.5	$113.8	$84.6	$1.9	$-		$200.3
Effective yield		3.7%	3.7%		2.9%	6.3%
Off-balance sheet position	$-	$(12.0)	$13.8	$1.8	$(2.2)	$.4	$-		$-
Net position	$17.5	$(6.9)	$(5.5)	$5.1	$42.6	$1.8	$(49.5)		$-

1 Notional principal amounts.

Interest Rate Risk by Currency

(billions of Canadian dollars)
				Total			Non-
	Floating	Within	3 months	within	1 year to	Over	interest
2006	rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Canadian currency on-balance sheet position	$(2.0)	$35.1	$(14.1)	$19.0	$35.3	$(1.0)	$(47.8)	$5.5
Foreign currency on-balance sheet position	19.5	(30.0)	(5.2)	(15.7)	9.5	2.4	(1.7)	(5.5)
On-balance sheet position	17.5	5.1	(19.3)	3.3	44.8	1.4	(49.5)	-
Canadian currency off-balance sheet position	-	(14.9)	10.9	(4.0)	27.2	.3	-	23.5
Foreign currency off-balance sheet position	-	2.9	2.9	5.8	(29.4)	.1	-	(23.5)
Off-balance sheet position	-	(12.0)	13.8	1.8	(2.2)	.4	-	-
Net position	$17.5	$(6.9)	$(5.5)	$5.1	$42.6	$1.8	$(49.5)	$-

Interest Rate Risk

(billions of Canadian dollars)
2005	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non- interest sensitive	Total
Total assets	$133.1	$100.9	$26.1	$260.1	$61.5	$7.7	$35.9	$365.2
Total liabilities and shareholders’ equity	96.3	114.4	40.8	251.5	29.9	8.8	75.0	365.2
On-balance sheet position	36.8	(13.5)	(14.7)	8.6	31.6	(1.1)	(39.1)	-
Off-balance sheet position	-	(21.8)	21.6	(.2)	(.7)	.9	-	-
Net position	$36.8	$(35.3)	$6.9	$8.4	$30.9	$(.2)	$(39.1)	$-

98   TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

NOTE 19	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts.
The Bank uses these instruments to manage the risks associated with its funding and investing strategies or for trading purposes.

DERIVATIVES HELD FOR TRADING PURPOSES
The Bank enters into trading derivative contracts to meet the needs of its customers and to enter into trading positions, and in certain cases, to manage risk. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

DERIVATIVES HELD FOR NON-TRADING PURPOSES
Derivatives used for risk management purposes are generally classified by the Bank as non-trading derivatives and receive hedge accounting treatment. Non-trading derivatives are generally recorded off-balance sheet as hedges with the realized and unrealized gains and losses resulting from these contracts recognized in income on a basis consistent with the hedged on-balance sheet financial asset or liability or the hedged off-balance sheet anticipated transaction. Premiums on purchased options are deferred at inception and amortized into other income over the contract life.

HEDGING RELATIONSHIPS
To qualify for hedge accounting, the details of the hedging relationship must be formally documented at inception of the relationship. The hedge documentation must describe the risk management objective, identify the nature of the hedging strategy, describe the hedged item, identify the specific risk(s) that are being hedged, provide a description of the hedging instrument and explain how hedge effectiveness is being assessed.
The hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. Effectiveness is evaluated on a prospective and retrospective basis. If a hedge relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings.
The Bank’s non-trading derivatives that have been designated in a hedging relationship and meet the effectiveness test, are considered effective. Ineffective hedging relationships and hedges not designated in a hedging relationship are carried at fair value and will result in earnings volatility.
The Bank’s credit default swap portfolio with a notional value of $3 billion does not qualify for hedge accounting and has been carried at fair value. The earnings impact of derivatives not qualifying for hedge accounting was $7 million income after-tax (2005 - $17 million income after tax).
Hedges of interest rate commitments are also carried at fair value. The upfront commitment cost, net of payoffs, is deferred and amortized over the life of the underlying mortgage.

DERIVATIVE PRODUCT TYPES
The majority of the Bank’s derivative contracts are over-the-counter transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

INTEREST RATE DERIVATIVES
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.
Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

FOREIGN EXCHANGE DERIVATIVES
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

CREDIT DERIVATIVES
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

OTHER DERIVATIVES
The Bank also transacts equity and commodity derivatives in both the exchange and over-the-counter markets.
Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    99

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Commodity contracts include commodity forward, futures, swaps and options, such as precious metals and energy-related products in both over-the-counter and exchange markets.

NOTIONAL AMOUNTS
The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES
Certain of the Bank’s deposit obligations that vary according to the performance of certain equity levels or indices, may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in income as they arise. The Bank does not expect any future earnings volatility as the embedded derivatives are effectively hedged.

Over-the-counter and Exchange Traded Derivative Financial Instruments

(billions of Canadian dollars)					2006	2005
		Trading
	Over-the-	Exchange	Total	Total
Notional principal	counter	traded	trading	Non-trading	Total	Total
Interest rate contracts
Futures	$-	$279.9	$279.9	$-	$279.9	$267.9
Forward rate agreements	46.1	-	46.1	4.8	50.9	103.9
Swaps	978.9	-	978.9	119.7	1,098.6	1,017.5
Options written	125.6	31.2	156.8	.1	156.9	89.7
Options purchased	121.8	22.1	143.9	22.0	165.9	83.8
Total interest rate contracts	1,272.4	333.2	1,605.6	146.6	1,752.2	1,562.8
Foreign exchange contracts
Futures	-	1.2	1.2	-	1.2	4
Forward contracts	254.3	-	254.3	30.2	284.5	331.2
Swaps	14.8	-	14.8	-	14.8	14.2
Cross-currency interest rate swaps	173.0	-	173.0	-	173.0	160.6
Options written	22.2	-	22.2	-	22.2	35.2
Options purchased	19.8	-	19.8	-	19.8	44.9
Total foreign exchange contracts	484.1	1.2	485.3	30.2	515.5	586.5
Credit derivatives	155.8	-	155.8	3.0	158.8	104.4
Other contracts[1]	113.3	49.3	162.6	3.2	165.8	184.7
Total	$2,025.6	$383.7	$2,409.3	$183.0	$2,592.3	$2,438.4
1 Includes equity and commodity derivatives.

Derivative Financial Instruments by Term to Maturity

(billions of Canadian dollars)					2006	2005
		Remaining term to maturity
	Within	1 to 3	3 to 5	Over 5
Notional principal	1 year	years	years	years	Total	Total
Interest rate contracts
Futures	$221.8	$51.6	$6.5	$-	$279.9	$267.9
Forward rate agreements	46.1	4.7	-	.1	50.9	103.9
Swaps	418.5	254.0	206.5	219.6	1,098.6	1,017.5
Options written	110.5	19.6	10.9	15.9	156.9	89.7
Options purchased	116.6	25.2	8.5	15.6	165.9	83.8
Total interest rate contracts	913.5	355.1	232.4	251.2	1,752.2	1,562.8
Foreign exchange contracts
Futures	1.2	-	-	-	1.2	4
Forward contracts	245.1	29.0	10.4	-	284.5	331.2
Swaps	2.8	2.1	4.2	5.7	14.8	14.2
Cross-currency interest rate swaps	44.1	48.3	29.8	50.8	173.0	160.6
Options written	16.3	4.1	1.7	.1	22.2	35.2
Options purchased	14.2	3.8	1.7	.1	19.8	44.9
Total foreign exchange contracts	323.7	87.3	47.8	56.7	515.5	586.5
Credit derivatives	11.4	25.0	59.0	63.4	158.8	104.4
Other contracts[1]	112.1	39.7	9.3	4.7	165.8	184.7
Total	$1,360.7	$507.1	$348.5	$376.0	$2,592.3	$2,438.4

1 Includes equity and commodity derivatives.

100    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

DERIVATIVE-RELATED RISKS

Market Risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank’s trading business and is monitored independently by the Bank’s Risk Management Group.

Credit Risk
Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Bank. The treasury credit area is responsible for the implementation of and compliance with credit policies established by the Bank for the management of derivative credit exposures. Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolios. The credit risk of derivatives traded over-the-counter is limited by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques. In the following table, the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank’s maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by the Office of the Superintendent of Financial Institutions Canada to the notional principal amount of the instruments. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit Exposure of Derivative Financial Instruments

(millions of Canadian dollars)			2006			2005
	Current	Credit	Risk-	Current	Credit	Risk-
	replace-	equivalent	weighted	replace-	equivalent	weighted
	ment cost[1]	amount	amount	ment cost[1]	amount	amount
Interest rate contracts
Forward rate agreements	$6	$32	$7	$28	$47	$10
Swaps	10,123	15,513	3,491	12,429	17,468	4,077
Options purchased	1,133	1,535	371	1,030	1,409	297
Total interest rate contracts	11,262	17,080	3,869	13,487	18,924	4,384
Foreign exchange contracts
Forward contracts	3,261	7,263	1,673	5,217	9,618	2,154
Swaps	3,008	3,781	998	2,786	3,603	1,032
Cross-currency interest rate swaps	4,981	13,135	2,775	5,111	12,543	2,761
Options purchased	442	866	192	857	1,725	358
Total foreign exchange contracts	11,692	25,045	5,638	13,971	27,489	6,305
Credit derivatives	210	8,850	1,836	332	5,994	1,329
Other contracts[2]	4,757	10,502	3,066	5,426	10,378	3,050
Total derivative financial instruments	$27,921	$61,477	$14,409	$33,216	$62,785	$15,068
Less impact of master netting agreements and collateral	17,123	31,857	7,762	19,282	31,145	7,900
Total	$10,798	$29,620	$6,647	$13,934	$31,640	$7,168

1 Exchange traded instruments and forward foreign exchange contracts with an original maturity of 14 days or less are excluded in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada.
   The total positive fair value of the excluded contracts at October 31, 2006 was $1,753 million (2005 - $2,250 million).
2  Includes equity and commodity derivatives.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    101

Current Replacement Cost of Derivatives

(millions of Canadian dollars)	Canada[1]		United States[1]		Other international[1]		Total
By sector	2006	2005	2006	2005	2006	2005	2006	2005
Financial	$11,356	$13,724	$82	$97	$11,252	$13,806	$22,690	$27,627
Government	2,274	2,320	-	-	248	234	2,522	2,554
Other	1,810	1,888	93	121	806	1,026	2,709	3,035
Current replacement cost	$15,440	$17,932	$175	$218	$12,306	$15,066	$27,921	$33,216
Less impact of master netting agreements and collateral							17,123	19,282
Total							$10,798	$13,934

			2006	2005
By location of ultimate risk[2]	2006	2005	% mix	% mix
Canada	$5,278	$6,020	48.9	43.2
United States	1,088	2,189	10.1	15.7
Other international
United Kingdom	1,130	1,285	10.4	9.2
Europe - other	2,363	3,367	21.9	24.2
Australia and New Zealand	568	685	5.3	4.9
Japan	54	80.5		.6
Asia - other	10	43.1		.3
Latin America and Caribbean	64	90.6		.6
Middle East and Africa	243	175	2.2	1.3
Total other international	4,432	5,725	41.0	41.1
Total current replacement cost	$10,798	$13,934	100.0	100.0

1 Based on geographic location of unit responsible for recording revenue.
2 After impact of master netting agreements and collateral.

NOTE 20	CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES

LITIGATION
The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. In 2005, the Bank agreed to settle the bankruptcy court claims in this matter for approximately $145 million (US$130 million). Payment of this settlement was made during 2006. As at October 31, 2006, the total contingent litigation reserve for Enron-related claims was approximately $464 million (US$413 million). It is possible that additional reserves above current level could be required. Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation. The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

COMMITMENTS
Credit-related Arrangements
In the normal course of business, the Bank enters into various off-balance sheet commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.
Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.
Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.
Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers’ liability under acceptances.
The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments

(millions of Canadian dollars)	2006	2005
Financial and performance standby letters of credit	$7,206	$6,077
Documentary and commercial letters of credit	942	695
Commitments to extend credit:
Original term to maturity of one year or less	37,375	32,004
Original term to maturity of more than one year	18,809	18,652
Total	$64,332	$57,428

102    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

Other Commitments
In 2004, the Bank entered into an agreement with an external party whereby the external party will operate the Bank’s Automated Banking Machines (ABMs) network for seven years at a total projected cost of $451 million. Future minimum capital lease commitments for ABMs will be $68 million for 2007, $62 million for 2008, $60 million for 2009, $58 million for 2010 and $55 million for 2011.
During 2003, the Bank entered into an agreement with an external party whereby the external party will provide network and computer desktop support services for seven years. During 2006, the Bank incurred $168 million and the remaining obligation is projected to be $154 million for 2007, $154 million for 2008, $154 million for 2009 and $154 million for 2010.
In 2006, the Bank reached a seven-year agreement with an external party to provide the Bank’s contact centre technology infrastructure. The Bank’s obligation under the agreement is projected to be $15 million for 2007, $33 million for 2008, $28 million for 2009, $28 million for 2010 and $55 million for 2011 and thereafter.
The Bank has a number of multi-year software licensing agreements, as well as equipment maintenance agreements with external parties. The Bank’s cumulative obligation under these agreements is projected to be $81 million for 2007, $36 million for 2008 and $18 million for 2009.
In addition, the Bank is committed to fund $349 million of merchant banking investments.

Long-term Commitments or Leases
The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $309 million for 2007; $286 million for 2008; $265 million for 2009; $203 million for 2010; $170 million for 2011 and $561 million for 2012 and thereafter.
The premises and equipment net rental expense charged to net income for the year ended October 31, 2006 was $578 million (2005 - $579 million, 2004 - $539 million).

Securities Lending
In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2006, securities and other assets with a carrying value of $43 billion (2005 - $35 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2006, assets with a carrying value of $6 billion (2005 - $10 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.
           In the ordinary course of business, the Bank agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent at October 31, 2006 amounted to $8 billion (2005 - $6 billion).

GUARANTEES
A guarantee is defined to be a contract that contingently requires the Bank to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement, or (iii) failure of another third party to pay its indebtedness when due.
Significant guarantees that the Bank has provided to third parties include the following:

Assets Sold with Recourse
In connection with certain asset sales, the Bank typically makes representations about the underlying assets in which the Bank may have an obligation to repurchase the assets or indemnify the purchaser against any loss. Generally, the term of these guarantees does not exceed five years.

Credit Enhancements
The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. The term of these credit facilities do not exceed 19 years.

Written Options
Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.
Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, predefined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2006 is $251 billion (2005 - $191 billion).

Indemnification Agreements
In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. The Bank also indemnifies directors and officers, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of the indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.
The table below summarizes at October 31, the maximum potential amount of future payments that could be made under the indemnification agreements without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments

(millions of Canadian dollars)	2006	2005
Financial and performance standby letters of credit	$7,206	$6,077
Assets sold with recourse	822	1,174
Credit enhancements	197	117
Total	$8,225	$7,368

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    103

NOTE 21	CONCENTRATION OF CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank’s portfolio could be sensitive to changing conditions in particular geographies.

(millions of Canadian dollars)	On-balance sheet assets[1]		Off-balance sheet financial instruments
					Derivative
			Credit		financial
			instruments[2,3]		instruments[4,5]
	2006	2005	2006	2005	2006	2005
Canada	80%	80%	62%	60%	32%	28%
United States	19	19	34	37	23	27
United Kingdom	-	-	1	2	12	10
Europe - excluding the United Kingdom	-	-	-	-	26	28
Other International	1	1	3	1	7	7
Total	100%	100%	100%	100%	100%	100%
	$160,608	152,243	$64,332	$57,428	$27,921	$33,216

1 The real estate industry segment accounted for 8% (2005 - 7%) of the total loans and customers’ liability under acceptances.
2 At October 31, 2006, the Bank had commitments and contingent liability contracts in the amount of $64,332 million (2005 - $57,428 million). Included are commitments to extend credit totaling $56,184 million (2005 - $50,656 million), of which the credit risk is dispersed as detailed in the table above.
3 Of the commitments to extend credit, industry segments which equaled or exceeded 5% of the total concentration were as follows at October 31, 2006: Financial institutions 45% (2005 - 45%); and real estate residential 9% (2005 - 8%).
4 At October 31, 2006, the current replacement cost of derivative financial instruments amounted to $27,921 million (2005 - $33,216 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above.
5 The largest concentration by counterparty type was with financial institutions, which accounted for 81% of the total (2005 - 83%). The second largest concentration was with governments which accounted for 9% of the total. No other industry segment exceeded 5% of the total.

NOTE 22	TRADING-RELATED INCOME

Trading assets and liabilities, including derivatives, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.
Trading-related income comprises net interest income and other income. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on derivative instruments.
Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.
Trading-related income by product line depicts trading revenue for each major trading category.

Trading-related Income

(millions of Canadian dollars)	2006	2005	2004
Net interest income	$(65)	$457	$1,037
Other income	797	147	(153)
Total trading-related income	$732	$604	$884

By product
Interest rate and credit portfolios	$362	$370	$559
Foreign exchange portfolios	306	248	230
Equity and other portfolios	64	(14)	95
Total trading-related income	$732	$604	$884

104    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

NOTE 23	INSURANCE

The majority of insurance premiums, claims, and liabilities are derived from the Bank’s property and casualty insurance business. These premiums, net of reinsurance, are recognized as income on a pro-rata basis over the terms of the policies. Claims are expensed as incurred. Insurance-related liabilities, reported in other liabilities, represent unpaid claims and estimates for losses incurred but not yet reported, as determined by the appointed actuary in accordance with accepted actuarial practice.

	2006	2005	2004
Net earned premiums and fees	$2,226	$2,118	$1,664
Claims and related expenses	1,330	1,292	1,071
	$896	$826	$593

NOTE 24	SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management.
The Canadian Personal and Commercial Banking segment comprises the Bank’s personal and business banking in Canada as well as the Bank’s global insurance operations (excluding the U.S.) and provides financial products and services to personal, small business, insurance, and commercial customers. The U.S. Personal and Commercial Banking segment provides commercial banking, insurance agency, wealth management, merchant services, mortgage banking and other financial services in the northeastern U.S. The Wholesale Banking segment provides financial products and services to corporate, government, and institutional customers. The Wealth Management segment provides investment products and services to institutional and retail investors and includes the Bank’s equity investment in TD Ameritrade.
The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes activities from the non-core lending portfolio, effects of asset securitiza-tion programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenues, expenses and taxes.
Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenues, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenues are negotiated between each business segment and approximate the value provided by the distributing segment. Income tax expense or benefit is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment.
The Bank measures and evaluates the performance of each segment based on adjusted earnings and, where applicable, the Bank notes that the measure is adjusted. To arrive at adjusted earnings, the Bank removes “items of note”, net of income tax, from earnings prepared in accordance with GAAP.
Net interest income, primarily within Wholesale Banking, is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, such as dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment’s results is eliminated in the Corporate segment.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    105

Results by Business Segment

(millions of Canadian dollars)	Canadian	U.S.
	Personal and	Personal and
	Commercial	Commercial	Wholesale	Wealth
2006	Banking	Banking	Banking[1]	Management	Corporate[1]	Total
Net interest income	$4,879	$1,290	$479	$377	$(654)	$6,371
Provision for (reversal of) credit losses	413	40	68	-	(112)	409
Other income	2,573	490	1,792	1,883	1,554	8,292
Non-interest expenses	4,086	1,087	1,312	1,575	667	8,727
Income before income taxes	2,953	653	891	685	345	5,527
Provision for (benefit of) income taxes	987	222	262	242	(839)	874
Non-controlling interests	-	195	-	-	(11)	184
Equity in net income of associated company, net of tax	-	-	-	147	(13)	134
Net income - reported	$1,966	$236	$629	$590	$1,182	$4,603
Total assets
- balance sheet	$138,700	$43,500	$163,900	$13,600	$33,214	$392,914
- securitized	43,158				(15,241)	27,917

2005
Net interest income	$4,342	$705	$977	$643	$(659)	$6,008
Provision for (reversal of) credit losses	373	4	52	-	(374)	55
Other income	2,361	299	1,011	2,103	115	5,889
Non-interest expenses	3,773	549	1,325	2,083	1,052	8,782
Income (loss) before income taxes	2,557	451	611	663	(1,222)	3,060
Provision for (benefit of) income taxes	855	161	189	231	(737)	699
Non-controlling interests	-	132	-	-	-	132
Equity in net income of associated company, net of tax	-	-	-	-	-	-
Net income (loss) - reported	$1,702	$158	$422	$432	$(485)	$2,229
Total assets
- balance sheet	$131,000	$35,700	$156,700	$25,600	$16,210	$365,210
- securitized	34,451				(10,577)	23,874

2004
Net interest income	$4,154	N/A	$1,581	$492	$(454)	$5,773
Provision for (reversal of) credit losses	373		41	-	(800)	(386)
Other income	2,066		615	2,098	104	4,883
Non-interest expenses	3,650		1,289	2,047	1,021	8,007
Income (loss) before income taxes	2,197		866	543	(571)	3,035
Provision for (benefit of) income taxes	747		278	191	(413)	803
Non-controlling interests	-		-	-	-	-
Equity in net income of associated company, net of tax	-		-	-	-	-
Net income (loss) - reported	$1,450		$588	$352	$(158)	$2,232
Total assets
- balance sheet	$123,200		$148,100	$24,900	$14,827	$311,027
- securitized	29,908				(9,695)	20,213

1 The taxable equivalent basis increase to net interest income reflected in the Wholesale Banking segment results is reversed in the Corporate segment

RESULTS BY GEOGRAPHY
For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)
		Income before provision for
		income taxes, non-controlling
		interests, net of tax & equity in net
2006	Total revenue	income of associated company	Net income	Total assets
Canada	$9,633	$2,423	$1,802	$255,317
United States	2,564	2,538	2,182	83,059
Other international	907	566	619	54,538
Total	$13,104	$5,527	$4,603	$392,914

2005
Canada	$8,410	$1,408	$1,117	$232,783
United States	2,624	1,246	639	74,306
Other international	863	406	473	58,121
Total	$11,897	$3,060	$2,229	$365,210

2004
Canada	$7,967	$1,940	$1,368	$216,110
United States	1,559	434	259	41,506
Other international	1,130	661	605	53,411
Total	$10,656	$3,035	$2,232	$311,027

106    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

NOTE 25	ACQUISITIONS AND DISPOSITIONS

(a) VFC Inc.
Effective May 15, 2006, the Bank owned all of the issued and outstanding common shares of VFC Inc. (VFC), a leading provider of automotive purchase financing and consumer instalment loans. The acquisition of VFC’s issued and outstanding common shares resulted in a total purchase consideration of $328 million, comprising cash paid, common shares of the Bank issued and acquisition costs in the amounts of $256 million, $70 million and $2 million, respectively. The acquisition was accounted for by the purchase method. VFC’s results are reported in the Canadian Personal and Commercial Banking segment.
The acquisition of VFC contributed $36 million of cash and cash equivalents, $435 million of loans, $64 million of identifiable intangibles, $8 million of other assets, $325 million of secured debt and $93 million of other liabilities to the Bank’s Consolidated Balance Sheet. The excess of the total purchase consideration over the fair value of the identifiable net assets acquired has been allocated entirely to goodwill. VFC’s results for the period from acquisition to October 31, 2006 have been consolidated with the Bank’s results.

(b) TD Banknorth
On March 1, 2005, the Bank acquired 51% of the outstanding shares of TD Banknorth for total consideration of $5,100 million, paid in cash and common shares in the amount of $3,112 million and $1,988 million, respectively. The acquisition was accounted for by the purchase method. The fiscal periods of the Bank and TD Banknorth are not coterminus. TD Banknorth’s results from the March 1, 2005 acquisition date to September 30, 2005 were consolidated with the Bank’s results for the year ended October 31, 2005. TD Banknorth’s results for the twelve months ended September 30, 2006 were consolidated with the Bank’s results for the year ended October 31, 2006. TD Banknorth is reported as a separate segment referred to as U.S. Personal and Commercial Banking.
During March 2005, TD Banknorth completed a share repurchase of 15.3 million shares. As a result of this share repurchase, the Bank increased its ownership of TD Banknorth by 4.5% resulting in a 55.5% share ownership.
The following table presents 100% of assets and liabilities of TD Banknorth as of the date of acquisition. The assets and liabilities are carried 55.5% at fair value and 44.5% at historical cost.

Acquisition of TD Banknorth Assets and Liabilities

(millions of Canadian dollars)
Fair value of assets acquired
Cash and cash equivalents	$928
Securities	6,335
Loans	24,581
Intangible assets
Core deposit intangibles	420
Other identifiable intangibles	137
Other assets	1,683
$34,084
Less liabilities assumed
Deposits	28,919
Obligations related to securities sold under repurchase agreements	1,430
Other liabilities	198
Future tax liability on intangible assets	189
Subordinated notes, debentures and other debt	670
$31,406

Less cash used in share repurchase program by TD Banknorth	603
Fair value of identifiable net assets acquired	$2,075
Non-controlling interest[1]	1,617
458
Goodwill	4,642
Total purchase consideration	$5,100

1 Includes $881 million of historical cost of goodwill and intangibles allocated to non-controlling interest ($831 million of goodwill; $50 million of intangibles).

Unaudited Proforma Combined Results of Operations
The following unaudited supplemental pro forma information has been prepared to give effect to the acquisition of 55.5% of TD Banknorth as if it had occurred November 1, 2004. This calculation combines the Bank’s results of operations with TD Banknorth’s reported earnings adjusted for core deposit and other intangibles amortization, merger-related costs, capital tax and incremental deposit interest costs.

For the twelve months ended[1]
(millions of Canadian dollars)	October 31, 2005
Net interest income	$6,469
Provision for credit losses	(78)
Other income	5,976
Non-interest expenses	(9,307)
Income before provision for income taxes	3,060
Provision for income taxes	(707)
Income before non-controlling interest	2,353
Non-controlling interest	(137)
Net income available to common shares	$2,216
Earnings per share ($)
Basic	$3.14
Diluted	3.11

1 Combines the results of the Bank for the twelve months ended October 31, 2005 with the results of TD Banknorth for the twelve months ended September 30, 2005.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    107

In 2006, TD Banknorth repurchased 8.5 million of its own shares for $290 million (US$256 million) and the Bank acquired 1 million additional shares of TD Banknorth for $34 million (US$30 million) in the course of open-market purchases. In addition to the TD Banknorth shares acquired by the Bank in relation to the Hudson United Bancorp transaction (described below), the Bank began reinvesting in TD Banknorth’s dividend reinvestment program in November 2005 and, as at October 31, 2006, had acquired 3.4 million shares of TD Banknorth pursuant to the program. As at October 31, 2006, the Bank’s ownership interest in TD Banknorth was 57%, an increase from 55.5% as at October 31, 2005.

Hudson United Bancorp
On January 31, 2006, TD Banknorth completed the acquisition of Hudson United Bancorp (Hudson) for total consideration of $2.2 billion (US$1.9 billion), consisting of cash consideration of $1,073 million (US$941.8 million) and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction resulted in a dilution loss for the Bank of $72 million in 2006. The acquisition of Hudson by TD Banknorth contributed $6.0 billion of personal/business loans and mortgages, $3.2 billion of securities, $1.9 billion of goodwill and intangibles, $.8 billion of other assets, $8.4 billion of deposits and $3.5 billion of other liabilities to the Bank’s Consolidated Balance Sheet.

Interchange Financial Services Corporation
On April 13, 2006, TD Banknorth announced an agreement to acquire Interchange Financial Services Corporation (Interchange) for US$480.6 million cash consideration. The deal is expected to close in TD Banknorth’s first calendar quarter of 2007.
Cash for the transaction will be financed primarily through TD Banknorth’s sale of approximately 13 million of its common shares to the Bank at a price of US$31.17 per share, for approximately US$405 million. Based on the Bank’s ownership interest as at October 31, 2006, the impact of this transaction is expected to bring the Bank’s percentage ownership of TD Banknorth to 59.3%.

(c) TD Waterhouse U.S.A. and Ameritrade
On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A., at a fair market value of $2.69 billion to Ameritrade Holding Corporation (Ameritrade) in exchange for a 32.5% ownership in the combined legal entity operating under the name “TD Ameritrade”. The transaction resulted in a net dilution gain on sale of US$1.45 billion ($1.67 billion) after-tax during the year ($1.64 billion pre-tax).
On acquisition, the Bank’s investment in TD Ameritrade less the Bank’s share of TD Ameritrade’s net book value was approximately $3.7 billion and consisted primarily of intangibles (approximately $930 million) and goodwill. In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade’s Canadian brokerage operations for $77 million (US$67 million) cash consideration, which consisted primarily of intangibles and goodwill.
Pursuant to the terms of the TD Ameritrade Stockholders Agreement, the Bank’s beneficial ownership of TD Ameritrade is currently limited to 39.9% of the outstanding voting securities. This limit will increase to 45% in January 2009.
The Bank acquired 44.4 million shares for $939.1 million (US$831.4 million) through open market purchases, which together with TD Ameritrade’s share repurchase program, resulted in the Bank’s ownership interest in TD Ameritrade increasing from 32.5% to 39.8% as at October 31, 2006.
The Bank reports its investment in TD Ameritrade using the equity method of accounting. The fiscal periods of the Bank and TD Ameritrade are not coterminus. The Bank’s equity share of TD Ameritrade’s results from the acquisition date to September 30, 2006, has been reported in the Bank’s results for the fiscal year.
On September 14, 2006, the Bank announced an arrangement with Lillooet Limited (Lillooet), a company sponsored by Royal Bank of Canada, pursuant to which the Bank hedged the price risk related to 27 million shares of TD Ameritrade common stock. The number of shares hedged and the hedge price was determined based on market conditions over a specified hedging establishment period.
The purpose of the arrangement with Lillooet is to provide the Bank with price protection in the event it decides to increase its beneficial ownership in TD Ameritrade in 2009. The arrangement provides that Lillooet must make a payment to the Bank in early 2009 in the event that the trading price of TD Ameritrade shares is in excess of a specific amount. If the trading price of TD Ameritrade shares is below such amount, the Bank will be required to pay Lillooet an amount related to such difference. The arrangement is scheduled to be settled in 2009, subject to acceleration or early termination in certain circumstances. The arrangement does not provide the Bank any right to acquire, or any voting or other ownership rights with respect to, any shares of TD Ameritrade.
Lillooet is a variable interest entity and the Bank is its primary beneficiary. Accordingly, the Bank has consolidated Lillooet’s financial statements in these Consolidated Financial Statements.
As a result of consolidation, TD Ameritrade shares held by Lillooet have been included in the Bank’s reported investment in TD Ameritrade. The Bank has also recognized the income of TD Ameritrade related to the .3% of TD Ameritrade shares owned by Lillooet as at September 30, 2006. At November 15, 2006, Lillooet owned 27 million shares of TD Ameritrade, representing 4.5% of the outstanding common shares of TD Ameritrade.
For a description of transactions with TD Ameritrade, see Note 28.

NOTE 26	RESTRUCTURING COSTS

In 2005, the Bank restructured its global structured products businesses within Wholesale Banking to reduce focus on the less profitable and more complex activities and concentrate resources on growing the more profitable areas of the business. As a result, the Bank recorded $43 million of restructuring costs in 2005. During 2006, the Bank recorded an additional $50 million of restructuring costs, consisting primarily of severance costs in relation to the restructuring of the global structured products businesses.
As at October 31, 2006, the total unutilized balance of restructuring costs of $27 million (2005 - $25 million) shown below is included in other liabilities in the Consolidated Balance Sheet.

108    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

Restructuring Costs

				2006	2005	2004
	Human	Real
(millions of Canadian dollars)	Resources	Estate	Technology	Total	Total	Total
Balance at beginning of year	$19	$6	$-	$25	$7	$19
Restructuring costs arising (reversed) during the year:
Wholesale Banking	42	3	5	50	43	(7)
Wealth Management	-	-	-	-	-	-
Amount utilized during the year:
Personal and Commercial Banking	-	-	-	-	-	-
Wholesale Banking	42	1	5	48	25	4
Wealth Management	-	-	-	-	-	1
Balance at end of year	$19	$8	$-	$27	$25	$7

NOTE 27	EARNINGS PER SHARE

Diluted earnings per share is calculated using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Basic earnings per share is calculated by dividing net income applicable to common shares by the weighted average number of common shares outstanding for the period. Such potential dilution is not recognized in a loss period.
Basic and diluted earnings per share at October 31 are as follows:

Basic and Diluted Earnings per Share

	2006	2005	2004
Basic Earnings per Share
Net income available to common shares ($ millions)	$4,581	$2,229	$2,232
Average number of common shares outstanding (millions)	716.8	691.3	654.5
Basic earnings per share ($)	$6.39	$3.22	$3.41
Diluted Earnings per Share
Net income available to common shares ($ millions)	$4,581	$2,229	$2,232
Average number of common shares outstanding (millions)	716.8	691.3	654.5
Stock options potentially exercisable as determined under the treasury stock method[1]	6.2	5.6	4.9
Average number of common shares outstanding - diluted (millions)	723.0	696.9	659.4
Diluted earnings per share[1] ($)	$6.34	$3.20	$3.39

1 For 2006, the computation of diluted earnings per share excluded weighted average options outstanding of 712 thousand with a weighted-average exercise price of $60.02 as the option price was greater than the average market price of the Bank's common shares. For 2005, the computation of diluted earnings per share excluded weighted-average options outstanding of 271 thousand with a weighted-average exercise price of $49.40 as the option price was greater than the average market price of the Bank’s common shares. For 2004, all options outstanding were included in the computation of diluted earnings per share.

NOTE 28	RELATED-PARTY TRANSACTIONS

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and certain officers are on market terms. The amounts outstanding are as follows:

(millions of Canadian dollars)	2006	2005
Personal Loans, including mortgages	$11	$6
Business Loans	40	45
Total	$51	$51

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 14, Stock-based Compensation, for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH TD AMERITRADE
Pursuant to a Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of twelve members to TD Ameritrade’s Board of Directors. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Money Market Deposit Account Agreement
The Bank is party to a money market deposit account (MMDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade money market deposit accounts as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the MMDAs. For providing these services, the Bank paid fees of $260.6 million in 2006.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results    109

NOTE 29	RECONCILIATION OF CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Superintendent of Financial Institutions Canada, conform with Canadian generally accepted accounting principles (GAAP).
As required by the U.S. Securities and Exchange Commission (SEC), the significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below.

Net Income

		For the years ended October 31
(millions of Canadian dollars)	2006[1]	2005	2004
Net income based on Canadian GAAP	$4,603	$2,229	$2,232
Employee future benefits[a]	(2)	7	(3)
Securitizations[b]	-	(4)	(17)
Available-for-sale securities[c]	26	21	2
Derivative instruments and hedging activities[d]	(5)	(287)	(475)
Guarantees[e]	(30)	(22)	(13)
Liabilities and equity[f]	126	147	146
Amortization of intangible assets[g]	(60)	(35)	-
Asset retirement obligations	-	-	(6)
Other	(6)	17	(10)
Income taxes and net change in income taxes due to the above items[i]	(5)	128	118
Non-controlling interest[g]	(29)	(57)	(93)
Net income based on U.S. GAAP	4,618	2,144	1,881
Preferred dividends	59	55	53
Net income available to common shareholders based on U.S. GAAP	$4,559	$2,089	$1,828
Average number of common shares outstanding (millions)
Basic - U.S. GAAP/Canadian GAAP	716.8	691.3	654.5
Diluted - U.S. GAAP/Canadian GAAP	723.0	696.9	659.4

Basic earnings per share - U.S. GAAP	$6.36	$3.02	$2.79
- Canadian GAAP	6.39	3.22	3.41
Diluted earnings per share - U.S. GAAP	$6.31	$3.00	$2.77
- Canadian GAAP	6.34	3.20	3.39

1 For 2006, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $202 million increase to net interest income, $61 million decrease to other income and $126 million increase to non-interest expenses.

Consolidated Statement of Comprehensive Income

		For the years ended October 31
(millions of Canadian dollars)	2006	2005	2004
Net income based on U.S. GAAP	$4,618	$2,144	$1,881
Other comprehensive income (loss), net of income taxes
Net change in unrealized gains and losses on available-for-sale securities[1]	4	(14)	16
Reclassification to earnings in respect of available-for-sale securities[2]	-	(4)	5
Change in unrealized foreign currency translation gains and losses[3,7]	(222)	(431)	(135)
Change in gains and losses on derivative instruments designated as cash flow hedges[4]	298	(325)	141
Reclassification to earnings of gains and losses on cash flow hedges[5]	(12)	10	40
Minimum pension liability adjustment[6]	16	(33)	(5)
Comprehensive income	$4,702	$1,347	$1,943

1 Net of income taxes (benefit) of $(18) million (2005 - $40 million; 2004 - $31 million).
2 Net of income taxes (benefit) of nil (2005 - $2 million; 2004 - $2 million).
3 Net of income taxes (benefit) of $209 million (2005 - $141 million; 2004 - $400 million).
4 Net of income taxes (benefit) of $83 million (2005 - $149 million; 2004 - $76 million).
5 Net of income taxes (benefit) of $(7) million (2005 - $5 million; 2004 - $21 million).
6 Net of income taxes (benefit) of $7 million (2005 - $(17) million; 2004 - $(2) million).
7 Fiscal 2006 includes $433 million (2005 - $250 million; 2004 - $659 million) of after-tax gains arising from hedges of the Bank’s investment positions in foreign operations.

110    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Financial Results

Condensed Consolidated Balance Sheet

As at October 31
(millions of Canadian dollars)			2006			2005
	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.
	GAAP	ments	GAAP	GAAP	ments	GAAP
Assets
Cash resources and other	$10,782	$-	$10,782	$13,418	$-	$13,418
Securities
Trading	77,482	-	77,482	65,775	-	65,775
Investment[c,g]	46,976	5,022	51,998	42,321	3,898	46,219
Securities purchased under reverse repurchase agreements	30,961	-	30,961	26,375	-	26,375
Loans (net)	160,608	-	160,608	152,243	-	152,243
Investment in TD Ameritrade	4,379	-	4,379		-	-
Trading derivatives’ market revaluation[d]	27,845	779	28,624	33,651	674	34,325
Goodwill[a,g,h]	7,396	1,537	8,933	6,518	1,604	8,122
Other intangibles[a,g]	1,946	295	2,241	2,124	338	2,462
Other assets[a,c,d,e,g]	24,539	69	24,608	22,785	22	22,807
Total assets	$392,914	$7,702	$400,616	$365,210	$6,536	$371,746
Liabilities
Deposits[d]	$260,907	$21	$260,928	$246,981	$21	$247,002
Trading derivatives’ market revaluation[d]	29,337	537	29,874	33,498	598	34,096
Other liabilities[a,c,d,e,g,h,i]	71,905	5,070	76,975	60,224	4,037	64,261
Subordinated notes, debentures and other debt	6,900	-	6,900	5,138	-	5,138
Liabilities for preferred shares and capital trust securities[f]	1,794	(1,794)	-	1,795	(1,795)	-
Total liabilities	370,843	3,834	374,677	347,636	2,861	350,497
Non-controlling interest in subsidiaries[f,g]	2,439	3,059	5,498	1,708	3,149	4,857
Shareholders’ equity
Preferred shares[f]	425	544	969	-	545	545
Common shares[j]	6,334	39	6,373	5,872	39	5,911
Contributed surplus	66	-	66	40	-	40
Foreign currency translation adjustments[k]	(918)	918	-	(696)	696	-
Retained earnings[a,c,d,e,g,h,j]	13,725	(268)	13,457	10,650	(246)	10,404
Accumulated other comprehensive income
Net unrealized gains on available-for-sale securities[c]	-	284	284	-	280	280
Foreign currency translation adjustments[k]	-	(918)	(918)	-	(696)	(696)
Derivative instruments[d]	-	232	232	-	(54)	(54)
Minimum pension liability adjustment[a]	-	(22)	(22)	-	(38)	(38)
Total shareholders’ equity	19,632	809	20,441	15,866	526	16,392
Total liabilities and shareholders’equity	$392,914	$7,702	$400,616	$365,210	$6,536	$371,746

(a) EMPLOYEE FUTURE BENEFITS
The Bank adopted current Canadian GAAP on employee future benefits in 2001 on a retrospective basis without restatement. Current Canadian GAAP requires the accrual of employee future benefits. U.S. GAAP standards also require the accrual of employee future benefits; however, the U.S. GAAP standard was adopted by the Bank on a prospective basis. Consequently, differences between U.S. and Canadian GAAP remain, as the transitional impacts are amortized over the expected average remaining service life of the employee group for U.S. GAAP. U.S. GAAP also requires an additional minimum liability to be recorded if the accumulated benefit obligation is greater than the fair value of the plan assets. Canadian GAAP has no such requirement.
For U.S. GAAP purposes, the Bank recognized the amounts in the following table in the Consolidated Balance Sheet:

(millions of Canadian dollars)	2006	2005
Prepaid pension expense (accrued benefit liability)	$196	$299
Other intangibles	18	23
Accumulated other comprehensive income before income taxes	36	57
Net amount recognized	$250	$379

In 2006, U.S. GAAP adjustments for employee future benefits increased non-interest expenses by $2 million before tax (2005 - decreased by $7 million before tax).

(b) SECURITIZATIONS
U.S. GAAP and current Canadian GAAP require gains on loan securitizations be recognized in income immediately. Prior to July 1, 2001, under previous Canadian GAAP, gains were deferred and recorded over the life of the loans securitized. In fiscal 2006, U.S. GAAP adjustments for securitizations were nil since all the deferred gains relating to loans securitized prior to July 1, 2001 have been recorded in income. In 2005, U.S. GAAP adjustments for securitizations decreased other income by $4 million before tax. Retained interests are classified as available-for-sale securities.

(c) AVAILABLE-FOR-SALE SECURITIES
U.S. GAAP requires that investment securities be classified as either available-for-sale or held to maturity. The Bank accounts for the majority of investment securities as available-for-sale. U.S. GAAP requires available-for-sale securities to be reported on the Consolidated Balance Sheet at their estimated fair values and requires unrealized gains and losses arising from the changes in fair values to be reported net of income taxes in the Consolidated Statement of Comprehensive Income. Other than temporary declines in fair value are recorded by transferring the unrealized loss from the Consolidated Statement of Comprehensive Income to the Consolidated Statement of Income. Under Canadian GAAP, investment securities are carried at cost or amortized cost, with other than temporary declines in value recognized directly in earnings based on expected net realizable values.
In addition, under U.S. GAAP certain non-cash collateral received in securities lending transactions is recognized as an asset and a liability is recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a securities lending transaction is not recognized in the Consolidated Balance Sheet.
In 2006, U.S. GAAP adjustments for available-for-sale securities increased other income by $26 million before tax (2005 - increased by $21 million before tax).

(d) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
U.S. GAAP requires all derivative instruments be reported on the Consolidated Balance Sheet at their fair values, with changes in the fair value for derivatives that are not designated as hedges reported through the Consolidated Statement of Income. U.S. GAAP provides specific guidance on hedge accounting including

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the measurement of hedge ineffectiveness, limitations on hedging strategies and hedging with intercompany derivatives. For fair value hedges, the Bank is hedging changes in the fair value of assets, liabilities or firm commitments and changes in the fair values of the derivative instruments are recorded in income. For cash flow hedges, the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions and the effective portion of the changes in the fair values of the derivative instruments are recorded in other comprehensive income until the hedged items are recognized in income. At the end of 2006, deferred net gains (losses) on derivative instruments of $43 million (2005 - $(40) million; 2004 - $90 million) included in other comprehensive income are expected to be reclassified to earnings during the next fiscal year. Cash flow hedges also include hedges of certain forecasted transactions up to a maximum of 23 years, although a substantial majority is under 4 years. The ineffective portion of hedging derivative instruments’ changes in fair values are immediately recognized in income. For 2006, under U.S. GAAP, the Bank recognized pre-tax losses of $74 million (2005 - nil; 2004 - nil) for the ineffective portion of cash flow hedges.
Under Canadian GAAP, the Bank recognizes non-trading derivatives that are in ineffective hedging relationships or that are hedges not designated in a hedging relationship at fair value on the Consolidated Balance Sheet. In 2006, U.S. GAAP adjustments for derivative instruments and hedging activities increased net interest income by $52 million before tax (2005 - increased by $130 million before tax) and decreased other income by $57 million before tax. (2005 - decreased by $417 million before tax).

(e) GUARANTEES
During 2003, the Bank adopted the U.S. interpretation on guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. As a result, for U.S. GAAP purposes, the initial liability for obligations assumed with respect to guarantees issued or modified after December 31, 2002 is recorded on the Consolidated Balance Sheet at fair value. The total amount of the current liabilities recorded on the Consolidated Balance Sheet is $85 million for U.S. GAAP purposes (2005 - $55 million). Under Canadian GAAP, a liability is not recognized at the inception of a guarantee. In 2006, U.S. GAAP adjustments for guarantees increased non-interest expenses by $30 million before tax (2005 - increased $22 million).

(f) LIABILITIES AND EQUITY
As of November 1, 2004, the Bank adopted the CICA amendments to its accounting standard on financial instruments - disclosure and presentation on a retroactive basis with restatement of prior periods. As a result of these amendments, the Bank was required to classify its existing preferred shares and innovative capital structures as liabilities and their corresponding distributions as interest expense for Canadian GAAP. However, under U.S. GAAP preferred shares of the Bank (except preferred shares of the Bank’s subsidiary TD Mortgage Investment Corporation) continue to be considered equity and innovative capital structures continue to be considered non-controlling interest. In addition, under U.S. GAAP, preferred shares of the Bank’s subsidiary, TD Mortgage Investment Corporation, continue to be presented as a non-controlling interest on the Consolidated Balance Sheet, and the net income applicable to the non-controlling interest continues to be presented separately on the Consolidated Statement of Income. In 2006, U.S. GAAP adjustments for liabilities and equity increased net interest income by $126 million (2005 - increased by $147 million).

(g) ACQUISITION OF TD BANKNORTH
For U.S. GAAP, the survival of TD Banknorth Inc., a company created to effect the migratory merger that preceded the Bank’s acquisition of TD Banknorth, resulted in a full fair value step up of the TD Banknorth balance sheet. The impact of the step up for U.S. GAAP purposes was approximately a $2.2 billion increase to the Bank’s goodwill and other intangibles offset with approximately $2 billion in non-controlling interest and $200 million in future income taxes. There was no net impact on the Bank’s U.S. GAAP net income since intangible amortization and non-controlling interest were increased by offsetting amounts. For Canadian GAAP purposes, the migratory merger is not considered substantive and only the Bank’s share of TD Banknorth assets and liabilities were stepped up to fair value as the Bank was deemed the acquiror under the purchase method of accounting.

(h) RESTRUCTURING COSTS
Under previous Canadian GAAP, restructuring costs incurred by the Bank could be accrued as a liability provided that a restructuring plan detailing all significant actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. U.S. GAAP and current Canadian GAAP require that restructuring costs related to an acquired company be included as a liability in the allocation of the purchase price, thereby increasing goodwill. U.S. GAAP and current Canadian GAAP also require that all restructuring costs be incurred within one year of a restructuring plan’s approval by management and that all employees to be involuntarily terminated be notified of their termination benefit arrangement.

(i) FUTURE INCOME TAXES
Under Canadian GAAP, the effects of income tax rate reductions are recorded when considered substantively enacted. Under U.S. GAAP, the effects of rate changes do not impact the measurement of tax balances until passed into law.

(j) STOCK-BASED COMPENSATION
Until October 5, 2002, under the Bank’s stock option plan, option holders could elect to receive cash for the options equal to their intrinsic value, being the excess of the market value of the share over the option exercise price at the date of exercise. In accounting for stock options with this feature, U.S. GAAP requires expensing the annual change in the intrinsic value of the stock options. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. Under previous Canadian GAAP, no expenses were recorded and cash payments to option holders were charged to retained earnings on a net of tax basis. Effective October 6, 2002, the plan was amended so that new grants of options and all outstanding options can only be settled for shares. As a result, for the purposes of U.S. GAAP, the accrued liability for stock options of $39 million after-tax was reclassified to capital as at October 6, 2002. Beginning in fiscal 2003, the Bank has expensed stock option awards for both Canadian and U.S. GAAP purposes using the fair value method of accounting for stock options. There is no continuing Canadian and U.S. GAAP difference as the Bank has entirely reversed the accrued liability reclassified to capital for exercises and forfeitures of stock options that existed at October 6, 2002.

(k) FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
U.S. GAAP requires foreign currency translation adjustments arising from subsidiaries where the functional currency is other than the Canadian dollar to be presented net of taxes in other comprehensive income. Under Canadian GAAP, the Bank presents foreign currency translation adjustments as a separate component of shareholders’ equity.

Changes in Accounting Policies

Variable Interest Entities
On August 1, 2006, the Bank adopted the Financial Accounting Standards Board’s (FASB) staff position, FIN 46R-6, on variable interest entities. The guidance provides additional clarification on how to analyze variable interest entities and their consolidation requirements. The adoption of this guidance did not result in a material impact on the Bank’s Consolidated U.S. GAAP Financial Statements.

Future Changes in Accounting Policies and Estimates - U.S. GAAP

Accounting for Certain Hybrid Financial Instruments
Effective November 1, 2007, the Bank will be required to adopt FASB’s guidance on certain hybrid financial instruments. Under this guidance, the Bank will be able to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in the fair value recognized in net income. The fair value election will eliminate the need to separately recognize certain derivatives embedded in these hybrid financial instruments.

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Accounting for Servicing Financial Assets
Effective November 1, 2007, the Bank will be required to adopt the FASB guidance on servicing financial assets. This guidance will require the Bank to measure its servicing rights at fair value initially, and allow the Bank to choose either to amortize them over the term of the servicing rights, or to re-measure them at fair value through net income. The Bank is in the process of assessing the impact of this guidance on the Bank’s Consolidated Financial Statements.

Income Taxes
Effective November 1, 2007, the Bank will be required to adopt the FASB interpretation on income taxes. The guidance provides additional information on how to recognize, measure and disclose income tax benefits and liabilities. The Bank is in the process of assessing the impact of this guidance on the Bank’s Consolidated Financial Statements.

Defined Benefit Pension and Other Postretirement Plans
Effective November 1, 2007, the Bank will be required to adopt the FASB guidance on accounting for defined benefit pension and other postretirement plans. The new guidance will require the Bank to recognize the funded status of its defined benefit pension and other postretirement plans on its Consolidated Balance Sheet. The Bank will also be required to recognize as a component of other comprehensive income, gains or losses and prior service costs or credits that arise during the period but are not recognized as components of the period’s net benefit expense. Effective November 1, 2008, the Bank will no longer be permitted to measure its defined benefit plan up to three months earlier than the Financial Statement date of October 31; instead, the plans will need to be measured as at October 31. The FASB guidance also requires the Bank to provide for increased disclosures of its defined benefit pension and other postretirement plans. The Bank is in the process of assessing the impact of this guidance on the Bank’s Consolidated Financial Statements.

Fair Value Measurements
Effective November 1, 2008, the Bank will be required to adopt the FASB guidance on fair value measurements. The guidance creates a fair value hierarchy in which the highest priority for fair value measurement assumptions is given to quoted prices in active markets and the lowest priority is given to unobservable data. The new guidance will primarily impact the Bank’s fair value measurements relating to financial instruments and also requires the Bank to make increased disclosures about its fair value measurements. The Bank is in the process of assessing the impact of this guidance on the Bank’s Consolidated Financial Statements.

NOTE 30	SUBSEQUENT EVENTS

On November 20, 2006, the Bank announced its intention to acquire all of the outstanding common shares of TD Banknorth that it does not already own. The acquisition will be accounted for by the purchase method. The offer provides minority shareholders of TD Banknorth cash of US$32.33 per TD Banknorth share. Total consideration will be approximately $3.6 billion (US$3.2 billion). The offer is subject to approval by regulators and TD Banknorth shareholders, including an affirmative vote by the holders of a majority of the outstanding common shares not held by the Bank or its affiliates, and, if approved, is expected to close by April 30, 2007. Upon completion of the going-private transaction, TD Banknorth will become a wholly-owned subsidiary of the Bank.

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